Exhibit 2.1

EXECUTION VERSION

Combination Agreement

between

Acorda Therapeutics, Inc.

and

Biotie Therapies Corp.

19 January 2016

i

Table of Contents

Contents

1.	Definitions			3

2.	Tender Offer			11

	2.1	Launch of the Tender Offer		11
	2.2	Consideration		13
	2.3	Conditions to completion		14
	2.4	Permission by the Board of Directors of the Company to transfer Outstanding Equity Instruments		15
	2.5	Delisting and Deregistration		16
	2.6	Withholding		16

3.	Recommendation by the Company’s Board of Directors			17

	3.1	The Recommendation		17
	3.2	Cancellation of the Recommendation		17
		3.2.1	Fiduciary Duties	17

		3.2.2	Competing Offer	18

4.	Representations and warranties			19

	4.1	General		19
	4.2	Representations and warranties by the Company		19
		4.2.1	Organization and qualification, subsidiaries	20

		4.2.2	Authority relative to this Agreement, no conflicts	20

		4.2.3	No competing transaction	21

		4.2.4	Accounts	21

		4.2.5	Disclosed information	21

		4.2.6	Shares and securities entitling to shares	22

		4.2.7	Compliance with applicable laws and regulations	22

		4.2.8	Employee matters	23

		4.2.9	Compliance with material contracts	24

		4.2.10	Litigation and proceedings	24

		4.2.11	Intellectual property	25

		4.2.12	Taxes	29

		4.2.13	Certain Business Practices	30

		4.2.14	Health Regulatory Compliance	30

	4.3	Representations and warranties by the Offeror		31
		4.3.1	Organization and qualification	31

		4.3.2	Authority relative to this Agreement	31

		4.3.3	Sufficient financing	31

		4.3.4	Disclosure Documents	32

		4.3.5	Absence of Certain Agreements	32

	4.4	Effect and Breach of Warranties		33

ii

5.	Undertakings		33

	5.1	Reasonable best efforts	33
	5.2	No solicitation of transactions	35
	5.3	Conduct of business pending the closing	36
	5.4	Access to information	39
	5.5	Notice of certain events	40
	5.6	Public announcements	40
	5.7	General meeting of shareholders	40
	5.8	Director and Officer Liability	41
	5.9	Employee Matters	42
	5.10	Financing	44

6.	Termination		45

	6.1	Termination by either Party	45
	6.2	Termination by the Company	45
	6.3	Termination by the Offeror	46
	6.4	Consequences of termination or expiration	46

7.	Miscellaneous		47

	7.1	Notices	47
	7.2	Expenses	48
	7.3	Schedules incorporated	48
	7.4	Headings	48
	7.5	Assignment	49
	7.6	No waiver	49
	7.7	Governing law and jurisdiction	49
	7.8	Specific Performance	50
	7.9	Amendments	50
	7.10	Entire agreement	50
	7.11	Severability	51
	7.12	Confidentiality	51
	7.13	Counterparts	51

iii

List of Schedules

Schedule 2.1	Main terms and conditions of the Tender Offer

Schedule 5.6	Form of stock exchange releases announcing the Tender Offer

1 (57)

This Combination Agreement (this “Agreement”) is entered into on 19 January 2016 between

(a)

Acorda Therapeutics, Inc., a corporation organized and existing under the laws of Delaware, having its principal executive office in 420 Saw Mill River Road, Ardsley, NY 10502, United States of America (the “Offeror”); and

(b)

Biotie Therapies Corp., a corporation organized and existing under the laws of Finland, having its registered office in Joukahaisenkatu 6, FI-20520 Turku, Finland with the Business Identity Code 1475830-6 (the “Company”).

The Offeror and the Company are hereinafter jointly referred to as the “Parties” and each of them a “Party”.

Background

A.

The Company is a Finnish public limited liability company engaged in the development of biopharmaceutical therapeutics for central nervous system disorders, the shares of which are listed on NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”) and the American Depositary Shares of which (each representing 80 shares of the Company) (the “ADSs”) are listed on NASDAQ Stock Market LLC (“Nasdaq US”). As of the date of this Agreement, the Company has

    i.    issued a total of 1,089,608,083 shares of which 980,921,795 are outstanding and 108,686,288 are held as treasury shares by the Company (the “Shares”). Of the outstanding shares, as of the close of business on 14 January 2016, 368,367,520 are represented by 4,604,594 ADSs;

   ii.    granted and outstanding a total of 435,000 option rights under the option plan resolved upon by the Board of Directors of the Company on 6 December 2011 by virtue of an authorization granted by the annual general meeting of the Company held on 6 May 2011 (the “2011 Option Rights”), a total of 7,160,125 option rights under the option plan resolved upon by the Board of Directors of the Company on 2 January 2014 by virtue of an authorization granted by the annual general meeting of the Company held on 4 April 2013, (the “2014 Option Rights”) and a total of 34,934,440 option rights under the option plan resolved upon by the Board of Directors of the Company on 4 January 2016 by virtue of an authorization granted by the annual general meeting of the Company held on 26 May 2015 (the “2016 Option Rights”);

  iii.    granted and outstanding a total of 25,000 share units under the equity incentive plan resolved upon by the Board of Directors of the Company on 6 December 2011 (the “2011 Share Rights”) and a total of 5,715,313 share units under the equity incentive plan resolved upon by the Board of Directors of the Company on 2 January 2014 by virtue of an authorization granted by the annual general meeting of the Company held on 4 April 2013 (the “2014 Share Rights”);

  iv.    granted and outstanding a total of 2,027,628 option rights awards under the Swiss option plan dated 18 June 2008 (the “Swiss Option Rights”); and

   v.    issued and outstanding 220,400,001 warrants on 28 May 2015 by virtue of an authorization granted by the annual general meeting of the Company held on 26 May 2015 (the “Warrants”).

The 2011 Option Rights, the 2014 Option Rights, the 2016 Option Rights, the 2011 Share Rights, the 2014 Share Rights, the Swiss Options Rights and the Warrants that have been granted to holders (other than the Company or any of its subsidiaries) are hereinafter jointly referred to as the “Outstanding Equity Instruments”.

B.

The Offeror is a Delaware corporation engaged in the biopharmaceutical business. As of the date of this Agreement the Offeror does not directly or indirectly hold any Shares, ADSs or Outstanding Equity Instruments

C.

The Offeror has conducted a due diligence review on the Company and its business and affairs based on information provided by the Company pursuant to a confidentiality agreement between the Parties dated 30 November 2015 (the “Confidentiality Agreement”).

D.

The Offeror has proposed by letters dated November 12, 2015, December 11, 2015, December 28, 2015 and January 18, 2016 to make an offer to acquire all Shares and Outstanding Equity Instruments in the Company, and based on the terms and conditions set forth herein the Board of Directors of each of the Parties has determined that it is in the best interest of their respective companies and their shareholders to effect the combination as set forth in this Agreement, and each Board has approved the terms hereof.

E.

The Parties intend, upon the terms and subject to the conditions of this Agreement, that in order to effect the combination, the Offeror will acquire all the Shares that are not held by the Company or any of its subsidiaries including all the Shares represented by ADSs (the “Outstanding Shares”) and all the Outstanding Equity Instruments through a voluntary public tender offer in Finland and the United States in accordance with the Finnish Securities Market Act (the “Finnish SMA”), the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), and the rules and regulations promulgated thereunder and other Applicable Laws, including the Helsinki Takeover Code that entered into force on 1 January 2014 (the “Tender Offer”) and, if necessary, through subsequent compulsory redemption proceedings in accordance with the Finnish Companies Act and/or the terms and conditions of the Outstanding Equity Instruments, as more fully described below.

F.

The Parties acknowledge that certain shareholders who, as of the date of this Agreement, represent approximately 49.4 percent of the Shares, approximately 61.4 percent of the Outstanding Equity Instruments (excluding the Warrants) and 100 percent of the outstanding Warrants, have through undertakings dated 19 January 2016 irrevocably and unconditionally undertaken (i) to accept the Tender Offer and to tender their Shares and/or ADSs, as applicable, into the Tender Offer and, if such shareholders hold Warrants, to either accept the Tender Offer and tender their Warrants into the Tender Offer or, on the same economic terms, to sell their Warrants to the Offeror, and (ii) in the case of certain other holders of Outstanding Equity Instruments, to accept the Tender Offer and tender their Outstanding Equity Instruments into the Tender Offer, in the case of both clause (i) and (ii), pursuant to the terms of the applicable irrevocable undertakings.

G.

The Parties acknowledge that it is the intention of the Offeror to cause the Shares to be delisted from Nasdaq Helsinki and Nasdaq US and deregistered under the US Exchange Act as soon as permitted and reasonably practicable under Applicable Laws.

1.	Definitions

As used in this Agreement, unless expressly otherwise stated or evident in the context, the following terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa and references to Schedules and Sections shall mean Schedules and Sections of this Agreement:

1.1	2011 Option Rights	has the meaning set out in the background.

1.2	2014 Option Rights	has the meaning set out in the background.

1.3	2016 Option Rights	has the meaning set out in the background.

1.4	2011 Share Rights	has the meaning set out in the background.

1.5	2014 Share Rights	has the meaning set out in the background.

1.6	Actual Knowledge of the Company

means (i) the actual knowledge of any Key Employee of the Company or (ii) the actual knowledge of any member of the Board of Directors of the Company, in each case as of the Signing Date and without any duty of inquiry.

1.7	ADSs	has the meaning set out in the background.

1.8	Agreement	means this Combination Agreement.

1.9	Applicable Anti-Corruption Laws	has the meaning set out in Section 4.2.13.

1.10	Applicable Law

means with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

1.11	Applicable Subscription Price

means, with respect to any Outstanding Equity Instrument, the subscription price applicable to such Outstanding Equity Instrument as set out for each Outstanding Equity Instrument in Schedule 5.6. In the case of any such subscription price denominated in a currency other than EUR, the Applicable Subscription Price shall be equal to the equivalent amount of EUR determined as near to the payment date as reasonably practicable based on U.S. dollar or Swiss franc, as applicable, spot rate against the euro exchange rate on the nearest practicable day to the Closing Date. For the avoidance of doubt, for the 2011 Share Rights that have no subscription price the Applicable Subscription Price shall be equal to zero.

1.12	banking day

means any day other than any day on which the banks in Finland are authorized to be closed, provided that, for purposes of Section 3.2, banking days shall not be deemed to include any day in which the banks in New York are authorized by law or executive order to be closed.

1.13	BidCo	has the meaning set out in Section 7.5.

1.14	C.F.R.	means the U.S. Code of Federal Regulations.

1.15	Closing Date	means the date when the title to the Outstanding Shares and the Outstanding Equity Instruments validly tendered in the Tender Offer is transferred to Offeror.

1.16	Collective Agreement	has the meaning set out in Section 4.2.8.

1.17	Company	has the meaning set out in the introductory section.

1.18	Company Disclosure Schedule	means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to the Offeror.

1.19	Company Intellectual Property	has the meaning set out in Section 4.2.11.

1.20	Company Licensee	has the meaning set out in Section 4.2.11.

1.21	Company Licensor	has the meaning set out in Section 4.2.11.

1.22	Company Partner	means any partner or other third party which pursuant to a contract with the Company or any of its subsidiaries co-develops, co-promotes, co-markets or otherwise has a license or other right to research, develop, manufacture, supply, test, distribute, market, promote, offer for sale, sell or import or to otherwise exploit any Covered Product.

1.23	Company SEC Document	means the publicly available reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by the Company with the SEC since March 17, 2015.

1.24	Competing Offer	has the meaning set out in Section 3.2.2.

1.25	Competing Proposal	has the meaning set out in Section 5.2.

1.26	Confidentiality Agreement	has the meaning set out in the background

1.27	Covered Product(s)	means tozadenant, Selincro, BTT1023 and SYN 120, each individually (as well as, for purposes of Sections 4.2.7 and 4.2.14 only, Nepicastat).

1.28	Data Room	has the meaning set out in Section 4.2.5.

1.29	Due Diligence Information	has the meaning set out in Section 4.2.5.

1.30	Effect	has the meaning set out in Section 1.42.

1.31	Equity Purchase Agreement	has the meaning set out in Section 4.3.3.

1.32	Equity Sale	has the meaning set out in Section 4.3.3.

1.33	EMA	means the European Medicines Agency.

1.34	FDA	means the U.S. Food and Drug Administration.

1.35	Fiduciary Duties	has the meaning set out in Section 3.2.1.

1.36	Financial Statements	has the meaning set out in Section 4.2.4.

1.37	Governmental Authority

means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, arbitrator, department, court, agency or official, including any political subdivision thereof.

1.38	Health Authorities	means the Governmental Authorities that administer Health Laws, including the FDA, the EMA, and comparable regulatory authorities.

1.39	Health Laws

means any law or regulation of any national or supranational governmental authority the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including laws and regulations relating to good laboratory practices, good clinical practices, clinical trial registration and reporting, investigational use, registration and listing, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, import/export, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports such as the U.S. Food, Drug and Cosmetic Act of 1938, as amended, and the Public Health Service Act, as amended, in each case including the associated rules and regulations promulgated thereunder

1.40	IFRS	International Financial Reporting Standards, as in effect from time to time.

1.41	Intellectual Property

means all intellectual property, including all applications, registrations and renewals thereof, all common law, statutory and other rights associated therewith in any jurisdiction, and, without limiting the generality of the foregoing, including all (i) issued patents, pending patent applications and provisional applications and all continuations, continuations-in-part, divisionals, extensions, reissues and reexaminations and counterparts thereof; (ii) trademarks, trade dress, Internet domain names, business names and all other indicia of origin and goodwill associated therewith; (iii) works of authorship, copyrights, moral rights and database rights; (iv) software, including code, databases and related documentation; (v) know-how, trade secrets and other technology, including inventions, improvements, manufacturing, analytical and other methods or processes, specifications, formulations, protocols, assays, pre-clinical, clinical and other data and business, technical and other information, batch, patent, trademark and other records; and (vi) tangible embodiments of the foregoing in any form or medium.

1.42	Interim Report	has the meaning set out in Section 4.2.4.

1.43	Internal Revenue Code	means the United States Internal Revenue Code of 1986, as amended.

1.44	Key Employees

means (i) Timo Veromaa, the Chief Executive Officer of the Company, (ii) David Cook, the Chief Financial Officer of the Company, (iii) Stephen Bandak, the Chief Medical Officer of the Company and (iv) Mehdi Paborji, the Chief Operating Officer of the Company.

1.45	Knowledge of the Company	means (i) the actual knowledge of any Key Employee of the Company, after due inquiry, or (ii) the actual knowledge of any member of the Board of Directors of the Company.

1.46	Launch Announcement	has the meaning set out in Section 2.1.

1.47	Launch Date	means the first day of the Offer Period.

1.48	Material Adverse Effect

(A) means any divestment or reorganization of any material part or asset of the Company or its subsidiaries or any recapitalization thereof; or

(B) any event, condition, circumstance, development, occurrence, change, effect or fact (any such item an “Effect”) that individually or in the aggregate, has, results in or would reasonably be expected to have or result in a material adverse effect on the (i) business, assets, condition (financial or otherwise) or results of operations, of the Company and its subsidiaries, taken as a whole, excluding any Effect resulting from (A) changes in the financial or securities markets, or economic, political or regulatory conditions generally, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (B) changes in IFRS or changes in the regulatory accounting requirements applicable to any industry in which the Company and its subsidiaries operate, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its subsidiaries operate, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (D) acts of war, sabotage or terrorism or natural disasters, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (E) the announcement or pendency of the transactions contemplated by, or the performance of obligations under, this Agreement, including but not limited to any loss of or change in relationships between the Company or any of its subsidiaries and any customer, supplier, distributor, business partner, employee, similar party, Governmental Authority or any other Persons and any shareholder or derivative litigation relating to the execution and performance of this Agreement or the announcement or the anticipated consummation of the transactions contemplated thereby (it being understood that this clause (E) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation, announcement or pendency of the transactions contemplated by, or the performance of obligations under, this Agreement), (F) any failure by the Company and its subsidiaries to meet any internal, published or third-party budgets, projections, forecasts or predictions of financial performance for any period (provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect), (G) any action taken (or omitted to be taken) at the express request of the Offeror, (H) any action taken by the Company or any of its subsidiaries that is required or expressly contemplated by this Agreement, (I) the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners or the increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any products or product candidates of the Company or any of its competitors (but not, in each case, the underlying cause of such results, side effects, adverse events or safety observations to the extent such cause related to any Specified Event) (and, it being understood that this clause (I) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that both (A) the purpose of such representation or warranty is to address the conduct of pre-clinical or clinical testing sponsored by the Company or any of its collaboration partners or any products or product candidates of the Company and (B) as of the Signing Date, to the Knowledge of the Company, the Effect that would otherwise be excluded by this clause (I) has occurred), (J) the effect of the continued incurrence by the Company of net losses (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in or contributed to a Material Adverse Effect), or (K) a change in the price and/or trading volume of the Shares or ADSs on the Nasdaq Helsinki, the Nasdaq US or any other exchange or market on which they trade or are quoted for purchase and sale (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in or contributed to a Material Adverse Effect), or (ii) ability of the Company to consummate the transactions contemplated hereby.

1.49	Material Contracts	has the meaning set out in Section 4.2.9

1.50	Nasdaq Helsinki	has the meaning set out in the background.

1.51	Nasdaq US	has the meaning set out in the background.

1.52	Offer Period	has the meaning set out in Section 2.1.

1.53	Offeror	has the meaning set out in the introductory section.

1.54	Outstanding Equity Instruments	has the meaning set out in the background.

1.55	Outstanding Shares	has the meaning set out in the background.

1.56	Party and Parties	has the meaning set out in the introductory section.

1.57	Person	means any person or entity as the context requires.

1.58	Promoting Measures	has the meaning set out in Section 5.2(c)

1.59	Purchaser	has the meaning set out in Section 4.3.3.

1.60	Recommendation	has the meaning set out in Section 3.1.

1.61	Replacement Financing	has the meaning set out in Section 5.10.

1.62	Report of the Board of Directors	has the meaning set out in Section 4.2.4.

1.63	Required Actions	has the meaning set out in Section 5.4.

1.64	Rules	has the meaning set out in Section 7.7.

1.65	Sarbanes -Oxley Act	means the United States Sarbanes-Oxley Act of 2002, as amended.

1.66	SEC	means the United States Securities and Exchange Commission.

1.67	SEC Relief	has the meaning set out in Section 2.1.

1.68	Shares	has the meaning set out in the background.

1.69	Signing Date	means the date of this Agreement.

1.70	Specified Event	means the Company, FDA, EMA or any IRB or DSMB terminates or suspends, or recommends that the sponsor terminates or suspends, a tozadenant clinical trial for safety reasons.

1.71	Swiss Option Rights	has the meaning set out in the background.

1.72	Tax

means (i) all direct and indirect statutory, governmental, federal, state, local, municipal and foreign net income, gross income, gross receipts, value added, sales, use, ad valorem, transfer, franchise, profits, service, service use, withholding, payroll, employment, social security, pension contributions, excise, severance, stamp, occupation, premium, property, unclaimed property, escheat, windfall profits, customs duties and any other taxes and similar charges, levies, assessments, duties or withholdings of any kind whatsoever, whether disputed or not, imposed by any authority, including all penalties, additions and interest with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of Applicable Law, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person, and Taxes shall be construed accordingly.

1.73	Tax Return

means any written or electronic return, certificate, declaration, report, statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

1.74	Tekes	has the meaning set out in Section 5.1(b).

1.75	Tender Offer	has the meaning set out in the background.

1.76	US Exchange Act	has the meaning set out in the background.

1.77	US Securities Act	means the United States Securities Act of 1933, as amended.

1.78	Warrants	has the meaning set out in the background.

1.79	Warranties	has the meaning set out in Section 4.1.

In addition, whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall” and the word “or” when used in this Agreement is not exclusive.

2.	Tender Offer

2.1	Launch of the Tender Offer

Subject to the terms and conditions of this Agreement, the Offeror shall launch the Tender Offer by means of a stock exchange release to be published in accordance with the rules of Nasdaq Helsinki and Nasdaq US including the terms and conditions of the

Tender Offer (the “Launch Announcement”) as promptly as practicable after the date of this Agreement and commence the Tender Offer as promptly as practicable after the date of the Launch Announcement, which commencement shall be no later than five (5) banking days after the Offeror has received the SEC Relief (as defined below). The main terms and conditions of the Tender Offer shall be substantially in the form attached as Schedule 2.1 hereto, subject to direction from the SEC and/or the Finnish Financial Supervisory Authority. Unless extended in accordance with this Agreement and the terms and conditions of the Tender Offer, the acceptance period under the Tender Offer shall expire on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) of the US Exchange Act) (the “Offer Period”) after the Tender Offer is commenced in the United States. If any of the conditions to completion set forth in Section 2.3 is not satisfied or waived on any scheduled expiration date of the Tender Offer, and provided that this Agreement has not been terminated pursuant to Section 6, the Offer Period shall be extended by the Offeror from time to time in accordance with the terms and conditions of the Tender Offer in compliance with applicable Finnish and United States legal requirements; provided that (a) the Offeror shall not be required to extend the Tender Offer beyond the Long-stop Date, (b) the Offeror shall not be required to extend the Tender Offer if prohibited from doing so based on Applicable Law, having applied to applicable Governmental Authorities for such extensions up to and including the Long-stop Date, and (c) no such individual extension shall be for a period of more than two weeks, unless the Parties otherwise agree. Notwithstanding the above, should the non-satisfaction of the conditions to completion relate to condition 2.3(a) only, and should the number of Outstanding Shares (calculated in accordance with condition 2.3(a)) validly tendered be below two-thirds (2/3) of the issued and outstanding Shares and voting rights in the Company after the expiry of the ten (10) week maximum acceptance period under Finnish law, the Offeror shall have no obligation to further extend the Tender Offer, unless the Offeror otherwise agrees.

The Parties shall cooperate with one another and use their respective reasonable best efforts to obtain from the SEC, as promptly as practicable after the date hereof, exemptive relief with respect to permitting the Tender Offer to be conducted in accordance with the main terms and conditions of the Tender Offer set forth in Schedule 2.1 (the “SEC Relief”), provided that, if the SEC Relief is not obtained by 23 February 2016, the Parties shall cooperate to restructure the Tender Offer (including, as applicable, by launching one or more separate tender offers in the United States, Finland or other jurisdictions and one or more separate tender offers for the Outstanding Shares, the ADSs or any of the Outstanding Equity Instruments) so as to permit the Tender Offer to be made without receipt of the SEC Relief. Notwithstanding anything to the contrary set forth in the preceding paragraph, the Offeror shall be required to modify the terms and conditions of the Tender Offer as necessary to comply with any relief, direction or instruction set forth in any “no action” letter or comment letter from the SEC or any written communication from the Finnish Financial Supervisory Authority (including, as applicable, any relief, direction or instruction to launch one or more separate tender offers in the United States, Finland or other jurisdictions and one or more separate tender offers for the Outstanding Shares, the ADSs or any of the Outstanding Equity Instruments); provided, however, that (i) the Offeror will not be required to increase the price offered for any Outstanding Shares or Outstanding Equity Instruments, offer alternative consideration for any Outstanding Shares or Outstanding Equity Instruments, waive any condition to completion set forth in Section 2.3, or waive the right to terminate this Agreement pursuant to Section 6, and (ii) the Company must provide its prior written consent to any modification for which its consent would be required pursuant to the immediately following paragraph (assuming for this purpose that the modification were being made pursuant to such paragraph).

For the avoidance of doubt, the Offeror may otherwise amend the terms and conditions of the Tender Offer as provided for in this Agreement, in the terms and conditions of the Tender Offer, in the Finnish SMA and other relevant Finnish laws and in the US Exchange Act and the rules and regulations promulgated thereunder, provided that, without the prior written consent of the Company, Offeror shall not:

(i)	decrease the consideration set forth in Section 2.2;

(ii)	change the form of consideration to be paid;

(iii)	decrease the number of Shares or Outstanding Equity Instruments sought in the Tender Offer;

(iv)

extend or otherwise change the expiration date of the Tender Offer, except for a potential subsequent offer period provided for in the terms and conditions of the Tender Offer or as required by the first paragraph of this Section 2.1;

(v)	impose additional conditions to completion; or

(vi)

otherwise amend, modify or supplement any of the conditions to completion or terms and conditions of the Tender Offer to the detriment in any material respect of the holders of the Shares, ADSs or Outstanding Equity Instruments.

2.2	Consideration

In the Tender Offer, the Offeror shall offer to acquire all the ADSs, the Outstanding Shares and all the Outstanding Equity Instruments validly tendered and not withdrawn for a consideration of

(i)	EUR 0.2946 in cash for each Outstanding Share;

(ii)

EUR 23.5680 in cash for each outstanding ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined as near to the payment date as reasonably practicable based on U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date;

(iii)	EUR 0.2946 minus the Applicable Subscription Price in cash for each 2011 Option Right;

(iv)	EUR 0.2946 minus the Applicable Subscription Price in cash for each 2014 Option Right;

(v)

EUR 0.2946 minus the Applicable Subscription Price in cash for each 2016 Option Right, payable, at the option of the holder, in the equivalent amount of U.S. dollars for each outstanding 2016 Option Right determined as near to the payment date as reasonably practicable based on U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date;

(vi)

EUR 0.2946 minus the Applicable Subscription Price in cash for each 2011 Share Right, payable, at the option of the holder, in the equivalent amount of U.S. dollars for each outstanding 2011 Share Right determined as near to the payment date as reasonably practicable based on U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date;

(vii)

EUR 0.2946 minus the Applicable Subscription Price in cash for each 2014 Share Right, payable, at the option of the holder, in the equivalent amount of U.S. dollars for each outstanding 2014 Share Right determined as near to the payment date as reasonably practicable based on U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date;

(viii)	EUR 0.2946 minus the Applicable Subscription Price in cash for each Swiss Option Right with an Applicable Subscription Price less than EUR 0.2946;

(ix)	EUR 0.01 in cash for each Swiss Option Right with an Applicable Subscription Price equal to or greater than EUR 0.2946; and

(x)	EUR 0.1664 in cash for each Warrant.

2.3	Conditions to completion

The obligation of the Offeror to accept for payment the tendered Outstanding Shares and Outstanding Equity Instruments and to complete the Tender Offer shall be subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by Offeror of the following conditions on or prior to the date of the Offeror’s announcement of the final result of the Tender Offer:

(a)

the valid tender of Outstanding Shares (including Outstanding Shares represented by validly tendered ADSs and validly tendered Warrants) representing, together with any Outstanding Shares (including Outstanding Shares represented by ADSs and Warrants) otherwise acquired by the Offeror, more than ninety percent (90%) of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (21.7.2006/624); as used in this paragraph “Fully Diluted Basis” means an equation in which the numerator represents the aggregate number of Outstanding Shares (including Outstanding Shares represented by ADSs) and Warrants that have been validly tendered or otherwise acquired by the Offeror and the denominator represents the aggregate number of all Outstanding

Shares (including Outstanding Shares represented by ADSs) and Warrants, as well as shares issuable upon the vesting and exercise of those Outstanding Equity Instruments (other than Warrants) that have not been validly tendered into the Tender Offer or otherwise acquired by the Offeror.

(b)	the expiration or termination of any applicable waiting period under the HSR Act;

(c)	no Material Adverse Effect having occurred after the Signing Date;

(d)	the Offeror not, after the Signing Date, having received information previously undisclosed to it that describes a Material Adverse Effect that occurred prior to the Signing Date;

(e)

no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under Applicable Laws, including without limitation the rules of Nasdaq Helsinki and Nasdaq US, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a Material Adverse Effect;

(f)

no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Tender Offer;

(g)	the Board of Directors of the Company having issued the Recommendation and the Recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(h)

this Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate this Agreement under Section 6.3(b)-(e).

Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the conditions to completion set forth above, the Offeror shall accept for payment and pay for, as promptly as practicable after the expiration of the Tender Offer in accordance with Applicable Law, all Shares, ADSs and Outstanding Equity Instruments validly tendered and not withdrawn pursuant to the Tender Offer.

2.4	Permission by the Board of Directors of the Company to transfer Outstanding Equity Instruments

The Board of Directors of the Company shall within two (2) banking days after the publication of the Launch Announcement, in accordance with section I.6.1 of the terms and conditions of the 2011 Option Rights, section I.7.1 of the terms and conditions of the 2014 Option Rights and section I.6.1 of the terms and conditions of the 2016 Option Rights, grant a permission to the holders of the 2011, 2014 and 2016 Option Rights to transfer their outstanding 2011, 2014 and 2016 Option Rights to the Offeror by accepting the Tender Offer and tendering the outstanding 2011, 2014 and 2016 Option Rights into the Tender Offer in accordance with the terms and conditions thereof, and waive any other applicable lock-up or holding requirements relating to the Outstanding Equity Instruments and/or any net return of such instruments to allow the transfer of such Outstanding Equity Instruments and/or Shares received as net return of such instruments to the Offeror by tendering such Outstanding Equity Instruments and/or Shares into the Tender Offer, or alternatively in respect of the 2016 Option Rights held by individuals who have executed separate agreements concerning their obligation to return their 2016 Option Rights to the Company should a transaction for change of control of the Company be announced during Q1/2016, cause such 2016 Option Rights to be returned to the Company in accordance with the terms and conditions of those agreements.

The Board of Directors (and, in respect of the Swiss Option Rights, the Board of Directors of Biotie Therapies AG) shall within two (2) banking days after the publication of the Launch Announcement grant or procure the granting of a corresponding permission to the holders of the other Outstanding Equity Instruments to transfer their Outstanding Equity Instruments to the Offeror by accepting the Tender Offer and tendering the Outstanding Equity Instruments into the Tender Offer in accordance with the terms and conditions thereof.

The Board of Directors of Biotie Therapies AG shall no later than two (2) banking days after the publication of the Launch Announcement adopt such amendments to the terms and conditions of the Swiss Option Rights as may be required for Section 8.3. of such terms and conditions to apply to the Tender Offer.

2.5	Delisting and Deregistration

Subject to the Offeror acquiring more than ninety percent (90%) of the issued and outstanding Shares and voting rights in the Company, the Offeror shall cause the Shares of the Company to be delisted from Nasdaq Helsinki and the ADSs to be delisted from Nasdaq US and deregistered under the US Exchange Act as soon as permitted and reasonably practicable under Applicable Laws.

If the Offeror resolves to cause said delisting and deregistration, the Company shall use its reasonable best efforts to assist the Offeror in such procedure, including without limitation promptly taking any required corporate decisions and making any necessary filings to effect such delisting and deregistration, in each case, subject to compliance with Applicable Law.

2.6	Withholding

Notwithstanding any other provision in this Agreement to the contrary, the Offeror, the Company, and their respective affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under any applicable provision of Applicable Law (and, for the avoidance of doubt, the Company or the Offeror, as applicable, shall deduct and withhold all Taxes as are required by applicable Tax law in respect of payments made in accordance with Sections 2.2(iii) through 2.2(viii) of this Agreement) to the extent such withholdings or deductions are required to be made at the time such payments are made. Amounts withheld pursuant to this Section 2.6 and duly and timely remitted to the proper governmental authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

The consummation of the sale and purchase of the Outstanding Shares (but not ADSs) shall take place over the Helsinki Stock Exchange to the extent possible. The transfer tax, if any, levied on the sale and purchase of the Outstanding Shares and Outstanding Equity Instruments shall be borne by the Offeror; provided that if any amount is to be paid to a Person other than the Person in whose name the Outstanding Shares and Outstanding Equity Instruments are registered, it shall be a condition to such payment, subject to Applicable Law in relation to the conduct of the Tender Offer, that the Person requesting such payment shall pay in advance to the Offeror any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Outstanding Shares or Outstanding Equity Instruments or establish to the satisfaction of the Offeror that such tax has been paid or is not payable.

3.	Recommendation by the Company’s Board of Directors

3.1	The Recommendation

The Board of Directors of the Company has, by a unanimous board decision, decided to recommend that the holders of the Outstanding Shares and the Outstanding Equity Instruments accept the Tender Offer and tender their Outstanding Shares and Outstanding Equity Instruments in the Tender Offer and to issue a formal statement to this effect substantially in the form set out in Section 3.1 of the Company Disclosure Schedule, it being understood that the tender offer document, or a draft thereof, has not been available for the Board of Directors (the “Recommendation”), all as required pursuant to the Finnish Securities Markets Act and the US Exchange Act and the rules and regulations promulgated thereunder. The Board of Directors of the Company undertakes to issue and publish the Recommendation no later than three (3) banking days after having received the draft of the tender offer document submitted by the Offeror to the Finnish Financial Supervisory Authority for approval and the Company shall file a duly completed Schedule 14D-9 with the SEC on the same day that the Offeror files its tender offer document with the SEC. The fact that the Board of Directors of the Company recommends the acceptance of the Tender Offer will also be disclosed in the stock exchange releases announcing the Tender Offer in accordance with Section 5.6 below.

3.2	Cancellation of the Recommendation

3.2.1	Fiduciary Duties

Subject to Sections 3.2.2 and 5.2, the Board of Directors of the Company may, at any time prior to the Closing Date, cancel or change the Recommendation if, and only if, the Board of Directors of the Company determines in good faith due to an Effect occurring after the date hereof or an Effect occurring prior to the date hereof of which the Board of Directors of the Company was not aware as of the date hereof, after taking advice from its external legal counsel and financial advisor, that failure to cancel or change the Recommendation would be inconsistent with the Board of Directors of the Company’s fiduciary duties towards the holders of Outstanding Shares and the Outstanding Equity Instruments under Finnish laws and guidance on board duties in the Helsinki Takeover Code (as defined below) (such duties referred to as the “Fiduciary Duties”).

Prior to and as a precondition for cancelling or changing its Recommendation, as provided above, the Board of Directors of the Company shall (i) promptly notify the Offeror of its intention to cancel or change the Recommendation, (ii) in good faith provide the Offeror with an opportunity to negotiate with the Board of Directors of the Company about matters arising from the changed circumstances in view of the Tender Offer, and (iii) give the Offeror at least four (4) banking days from the date of informing the Offeror of the intention to cancel or change the Recommendation, to enhance the terms and conditions of its offer. If the Offeror enhances the terms and conditions of its offer such that the enhanced offer, in the reasonable opinion of the Board of Directors of the Company rendered in good faith, after taking advice from external legal counsel and financial advisor, is in the interest of the holders of the Outstanding Shares and the Outstanding Equity Instruments, the Board of Directors of the Company shall confirm and uphold the Recommendation for the Tender Offer, as enhanced.

3.2.2	Competing Offer

In the event a third party publishes its decision to offer to purchase any or all Outstanding Shares and Outstanding Equity Instruments through a public tender offer (“Competing Offer”) or the Company receives a written Competing Proposal, the Board of Directors of the Company may, subject to the provisions of this Section 3.2.2 (but not subject to or in accordance with the provisions of Section 3.2.1 above), cancel or change the Recommendation if and only if it determines in good faith, after taking advice from external legal counsel and financial advisor that the Competing Offer or Competing Proposal, judged as a whole, is superior from a financial point of view to the Offeror’s offer (including to the extent enhanced, as described below), and that therefore it would no longer be in the best interest of the holders of the Outstanding Shares and the Outstanding Equity Instruments to accept the Tender Offer and that failure to cancel or change the Recommendation would be inconsistent with the Board of Directors’ Fiduciary Duties; provided that simultaneously with cancelling or changing the Recommendation in accordance with this Section 3.2.2 with respect to a Competing Proposal that is not a Competing Offer, the Company shall enter into a definitive written agreement with respect to such Competing Proposal.

Prior to and as a precondition for cancelling or changing its Recommendation in response to a Competing Offer or a Competing Proposal, the Board of Directors of the Company shall (i) comply with its obligations under Section 5.2, (ii) promptly notify the Offeror with reasonably detailed information regarding the Competing Offer or the Competing Proposal (including the identity of the offeror, pricing and material terms and conditions), (iii) in good faith provide the Offeror with an opportunity to negotiate with the Board of Directors of the Company about matters arising from the Competing Offer or the Competing Proposal, and (iv) give the Offeror at least four (4) banking days from the earlier of (a) the date of publishing the Competing Offer or (b) the date of informing the Offeror in writing of the other Competing Proposal, to enhance its offer pursuant to this Agreement. The Board of Directors of the Company shall give due consideration to any enhanced offer received from the Offeror pursuant hereto. In the event of any material revisions to the Competing Offer or the Competing Proposal for which notice was previously given by the Company pursuant to the first sentence of this paragraph, the Company shall be required to deliver a new written notice and to comply again with the requirements set forth in the first two sentences of this paragraph, except that the Company shall give the Offeror at least two (2) banking days from the date of publishing the Competing Offer, or from the date of informing the Offeror in writing of the Competing Proposal, to enhance its offer pursuant to this Agreement (rather than the four (4) banking days otherwise contemplated by the first sentence of this paragraph).

If a Competing Offer is published or if the Offeror is informed in writing of a Competing Proposal in accordance with the above and Section 5.2 but the Offeror enhances its offer as described above such that the enhanced offer, in the opinion of the Board of Directors of the Company rendered in good faith, after taking advice from reputable external legal counsel and financial advisor, is at least equally favorable to the holders of the Outstanding Shares and the Outstanding Equity Instruments as the Competing Offer or the Competing Proposal, the Board of Directors of the Company shall confirm and uphold the Recommendation for the Tender Offer, as enhanced.

4.	Representations and warranties

4.1	General

On the Signing Date and the Closing Date, the Company gives to the Offeror the representations and warranties set forth in Section 4.2 except as disclosed in any Company SEC Document (excluding all cautionary and forward-looking disclosures, including without limitation, those contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions) filed before the Signing Date or as set forth in the Company Disclosure Schedule (it being agreed that the disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), and the Offeror gives to the Company the representations and warranties set forth in Section 4.3 (collectively the “Warranties”).

4.2	Representations and warranties by the Company

The Parties acknowledge that the Offeror has conducted a financial, business and legal due diligence on the Company and its business and affairs based on (i) publicly available information and (ii) information provided by the Company, including responses to questions that the Offeror or its advisers have presented in relation thereto.

The Offeror acknowledges that except for representations and warranties contained in Section 4.2 the Company makes no other representations or warranties, and the Offeror has not relied upon or otherwise been induced by any other express or implied representation or warranty with respect to the Company or with respect to the Due Diligence Information or any other information made available to the Offeror.

4.2.1	Organization and qualification, subsidiaries

The Company and each of its subsidiaries has been validly incorporated and exists in accordance with the laws of the jurisdiction of its incorporation and has the requisite power and authority and all governmental approvals, licenses and permits necessary to own, use and operate its property and to carry on its business as presently conducted in each jurisdiction where it owns assets or operates its business, except for any failure to be so incorporated and existing and those powers, authorities, approvals, licenses and permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole.

The Company and each of its subsidiaries is duly qualified to do business and, where applicable, is in good standing under the laws of each jurisdiction in which either the ownership or use of the assets and properties owned by it, or the nature of the activities conducted by it, requires such qualification, except where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2.2	Authority relative to this Agreement, no conflicts

This Agreement has been duly authorised and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject, in each case, to the effect of bankruptcy, moratorium, reorganization, administration, insolvency, recovery, attachment and other mandatory laws affecting creditors’ rights generally. The Company has all necessary corporate power and authority, and has taken all necessary corporate action, to duly authorise and execute this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein to be consummated by it.

The execution, delivery and performance by the Company of this Agreement and any related documents to which the Company is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the organizational documents of the Company or any of its subsidiaries; (ii) assuming compliance with the matters referred to in Section 5.1, conflict with or violate any Applicable Law; (iii) assuming compliance with the matters referred to in Section 5.1, except as set forth on Section 4.2.2 of the Company Disclosure Schedule, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, acceleration or cancellation of, or the right to exercise any option or other contingent or similar right, or result in the creation of an encumbrance on any property or asset of the Company or any of its subsidiaries pursuant to, or otherwise adversely affect the rights of the Company or any of its subsidiaries under, or result in the loss of any benefit under, any contract or permit, license or approval of the Company or any of its subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole.

4.2.3	No competing transaction

The Company is not as of the date hereof in a process of discussing, or aware of, any proposal, offer or indication of interest that would reasonably be expected to lead to or constitute a Competing Proposal.

4.2.4	Accounts

The audited consolidated financial statements of the Company as of and for the year ended December 31, 2014 (the “Financial Statements”) have been prepared by the Company in all material respects in accordance with IFRS. The Financial Statements give a true and fair view of the financial position, financial performance, and cash flows of the Company and its consolidated subsidiaries in all material respects in accordance with IFRS.

The unaudited consolidated interim report of the Company for the nine (9) months ended September 30, 2015 (the “Interim Report”) has been prepared by the Company in all material respects in accordance with applicable Finnish laws and the International Accounting Standards (IAS) 34, Interim Financial Reporting. The Interim Report gives a true and fair view of the consolidated financial position, financial performance, and cash flows of the Company and its consolidated subsidiaries in all material respects in accordance with the International Accounting Standards (IAS) 34, Interim Financial Reporting.

4.2.5	Disclosed information

The Company has filed, furnished, disclosed and submitted to Nasdaq Helsinki, the Finnish Financial Supervisory Authority, Nasdaq US, and the SEC all information and documents required to be so disclosed and submitted by and pursuant to applicable Finnish and U.S. laws and regulations and the rules and requirements of Nasdaq Helsinki, the Finnish Financial Supervisory Authority, Nasdaq US, and the SEC, and all such filings, furnished information and documents, disclosures and submissions, as of their respective filing, furnishing, disclosure and submission dates, complied in all material respects with all applicable requirements of such laws, regulations, rules and requirements. The information contained in the Financial Statements and in the Interim Report, as supplemented by any subsequently published information, including stock exchange releases and press releases, taken as a whole, contains all material facts concerning the Company and its operations that are required to have been published pursuant to the Finnish SMA, the US Exchange Act, the US Securities Act, the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder or the stock exchange rules of Nasdaq Helsinki or Nasdaq US, and does not, as of the Signing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, (i) none of the information that the Company has provided to the Offeror in the virtual data room (the “Data Room”) made available by the Company to the Offeror (the “Due Diligence Information”) and none of the information otherwise provided by the Company in the course of the Offeror’s due diligence review, pursuant to the Confidentiality Agreement or pursuant to Section 5.4 of this Agreement, is misleading in any material respect and (ii) none of such information contains any untrue statement of a material fact or omits to state any material fact that renders the information provided misleading in any material respect. Furthermore, neither the Due Diligence Information nor any other information provided by the Company to the Offeror in the course of the Offeror’s due diligence review, to the Knowledge of the Company, contains any insider information as defined in the Finnish SMA or any material non-public information within the meaning of the United States federal securities laws, except such information that will be published prior to or in connection with the announcement of the Tender Offer in accordance with Section 5.6 below.

For the avoidance of doubt, except in the case of public disclosures the adequacy of which will be determined in accordance with Applicable Laws, including regulations, rules and requirements, matters will be treated as “disclosed” or “provided” to the Offeror pursuant to this Agreement only if and to the extent that the nature and scope of the matter disclosed is reasonably apparent from the face of the disclosure and it is fairly disclosed, included and uploaded in such form as part of the Due Diligence Information prior to the Signing Date.

4.2.6	Shares and securities entitling to shares

As of the date of this Agreement, the Company has issued and outstanding a total of (i) 980,921,795 Shares (of which, as of the close of business on 14 January 2016, 368,367,520 Shares are represented by 4,604,594 ADSs), (ii) 435,000 2011 Option Rights, (iii) 7,160,125 2014 Option Rights, (iv) 34,934,440 2016 Option Rights, (v) 25,000 2011 Share Rights, (vi) 5,715,313 2014 Share Rights, (vii) 2,027,628 Swiss Option Rights and (viii) 220,400,001 Warrants. Except for the Shares and the Outstanding Equity Instruments, (x) as of the date of this Agreement there are no option rights (including synthetic options), warrants, call rights, depository receipts, subscription, pre-emptive or other rights of any kind or other securities entitling to, exchangeable for, convertible into, or linked to the value of the Shares, and (y) the Board of Directors of the Company has not used and will not use any authorizations granted by a general meeting of shareholders of the Company (i) to grant any such rights or issue or transfer any shares in the Company or to acquire its own shares, (ii) to grant or allocate any further option rights nor (iii) to issue any other securities in the Company, except as provided in Section 4.2.6 of the Company Disclosure Schedule. All of the Shares are validly issued, fully paid and nonassessable.

4.2.7	Compliance with applicable laws and regulations

Neither the Company nor any of its subsidiaries is or has been since January 1, 2013, in any material respect, in conflict or in material breach or default with respect to or in violation of any applicable laws, regulations, orders or judgments and all other Applicable Laws, including, without limitation, all applicable transfer pricing, anti-bribery, anti-fraud, export control, data protection and privacy regulations and policies, except to the extent any conflict, breach or default would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its Subsidiaries, taken as a whole. No material claims, investigations or proceedings concerning breach of any laws or permits have been since January 1, 2013 or are currently pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, and the Company is not as of the date hereof aware of any circumstances giving rise to or that would reasonably be expected to give rise to any such breach, claims, investigations or proceedings, except to the extent any claim, investigation or proceeding would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its subsidiaries, taken as whole.

The conduct of the business of the Company and its subsidiaries is, and at all times since January 1, 2013 has been, in compliance with all applicable Health Laws, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole. The Covered Products are being, and at all times have been, researched, developed, tested, studied, manufactured, stored, supplied, licensed, offered for sale, sold, imported or otherwise exploited, as applicable, by or on behalf of the Company or any of its subsidiaries, including to the Knowledge of the Company by any Company Partner, in compliance with all applicable Health Laws, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company or any of its subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law, or mandate any exclusion from participation in any U.S. federal healthcare programs.

4.2.8	Employee matters

The Company and each of its subsidiaries are in compliance with all Applicable Laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, pension, discrimination in employment and employment practices, occupational health and safety and the payment and withholding of Taxes and other sums as required by the appropriate governmental authority, and there is no claim, charge or proceeding asserted, pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries with respect to such laws, except for any such non-compliance, claim, charge or proceeding that would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole. All employees of the Company and its subsidiaries are legally authorized for employment in each jurisdiction in which they provide services.

Neither the Company nor any of its subsidiaries is in breach of any applicable collective agreement and there are no strikes or other industrial labor action pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries, nor are there any circumstances giving rise to or that could reasonably be expected to give rise to any such strikes or action, except for any such breach, strike or action that would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole.

Section 4.2.8 of the Company Disclosure Schedule includes a complete list of all material share incentive, share option, bonus, deferred compensation, pension, profit sharing, severance pay, termination pay or retirement plans, benefits or similar arrangements in force or otherwise proposed or agreed with respect to any current or former directors, officers or employees or independent contractors of the Company or any of its subsidiaries and there are no other material similar plans, benefits or arrangements in force or otherwise proposed or agreed with respect to any current or former directors, officers or employees or independent contractors of the Company or any of its subsidiaries. All compensation and benefit plans, policies or arrangements of the Company and its subsidiaries have been operated in compliance with the governing rules of such plans, policies or arrangements and Applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole.

Neither the Company nor any of its subsidiaries is a party to any contract or arrangement (written or otherwise), other than disclosed in Section 4.2.8 of the Company Disclosure Schedule, that would require material or enhanced payments by or benefits from the Company or any of its subsidiaries in excess of the applicable statutory termination payments to any Person, or that would accelerate the time of payment, funding or vesting of any payments by or benefits from the Company or any of its subsidiaries, (i) upon termination of such Person’s employment or service with the Company or any of its subsidiaries or (ii) in connection with the transactions contemplated by this Agreement, including but not limited to the Tender Offer.

Neither the Company nor any of its subsidiaries has any indemnity or gross-up obligation with respect to any Taxes imposed under Section 4999 or Section 409A of the Internal Revenue Code.

4.2.9	Compliance with material contracts

Section 4.2.9 of the Company Disclosure Schedule lists each agreement that is material to the respective businesses or operations of the Company and its subsidiaries, including any license or other agreement relating to any Covered Product (collectively, the Material Contracts”). Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, neither the Company nor any of its subsidiaries is or has been in default under or in violation of the performance of any of its obligations under any Material Contract, and no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a default thereunder by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has received or given any notice of breach or termination of any agreement that is material to their respective businesses or operations, nor are there to the Knowledge of the Company as of the date hereof any circumstances that give rise to or that would reasonably be expected to give rise to any such breach or termination.

4.2.10	Litigation and proceedings

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, within the past five (5) years, no material claims, lawsuits, actions, or investigations or legal, administrative, arbitration or other proceedings (including but not limited to liquidation, receivership, or other similar proceedings) have been or are pending or, to the Knowledge of the Company, threatened against, or involve the Company or any of its subsidiaries (including any of its or their licensees) or any of their assets or any director, officer or Key Employee of the Company or any of its subsidiaries, nor are there any circumstances to the Knowledge of the Company as of the date hereof giving rise to or that would reasonably be expected to give rise to any such claims, lawsuits, actions, investigations or proceedings.

4.2.11	Intellectual property

(a)

Section 4.2.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of all of the patents, patent applications, provisional applications, registered copyrights, registered and applications to register trademarks, and domain names owned solely or jointly by, or exclusively licensed to, the Company or any of its subsidiaries (collectively, the “Scheduled IP”) (specifying for each, the owner(s), including any joint owners, and if any Person other than the Company or any of its subsidiaries is an owner, the corresponding license or other agreement). Each item of Scheduled IP (i) is subsisting and in full force and effect and, to the Knowledge of the Company, is valid and enforceable, (ii) each item of Scheduled IP that is owned by (x) the Company, or (y) to the Actual Knowledge of the Company, any Company Licensor, has been filed, prosecuted and maintained in accordance with all Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, each of the Company and its subsidiaries (and, to the Actual Knowledge of the Company, each Company Licensor and Company Licensee) has, as applicable, complied in all material respects with all of its obligations and duties to the respective patent and trademark offices with respect to the filing, prosecution and maintenance of the Scheduled IP. All issuance, renewal, maintenance and other payments that have been due and payable with respect to, or actions (including the making of any filings) required to be taken in order to file, protect or maintain, any issued patent or pending patent application or any other registration or application for registration of any Scheduled IP owned by the Company or its subsidiaries or, to the Actual Knowledge of the Company, any Scheduled IP owned or controlled by any Company Licensor, in each case as of the date hereof, have been paid or taken by or on behalf of the Company or the applicable third party as of the earlier of (x) the deadline, and (y) the date hereof.

(b)

The Company or its subsidiary (i) owns (whether solely or jointly), with such ownership free and clear of all liens, licenses and other encumbrances (including any options and other contingent rights to obtain any license or other right, title or interest in or to any such Intellectual Property (except solely for the following licenses: (1) (A) to the extent the right to use confidential information under a non-disclosure agreement would be deemed to be an implied non-exclusive license, any such implied non-exclusive license under any such non-disclosure agreement (but only during the term thereof), or (B) to the extent the right to use data, know-how or other similar Intellectual Property solely to conduct services under a clinical trial agreement for the Company or its subsidiary would be deemed to be an implied non-exclusive license, any such implied non-exclusive license under any such clinical trial agreement (but only during the term thereof), provided that each such agreement (clauses (A) and (B)), was entered into in the ordinary course of business consistent with past practice, and (2) the license agreements disclosed in Section 4.2.11(b)(i) of the Company Disclosure Schedule) all Intellectual Property owned or purported to be owned by the Company or any of its subsidiaries, and (ii) has a valid and enforceable written license to use all Intellectual Property that is licensed or purported to be licensed to the Company of any of its subsidiaries in the conduct of the business of the Company and its subsidiaries (collectively, all Intellectual Property covered by clauses (i) and/or (ii), including all Scheduled IP, the “Company Intellectual Property”). Any Company Intellectual Property jointly owned by the Company is disclosed in Section 4.2.11(b)(ii) of the Company Disclosure Schedule and specifies the other joint owner(s) and any corresponding agreement to which the Company or its subsidiary is a party.

(c)

To the Actual Knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, no Person (other than the Company and its subsidiaries, and any Company Licensor that is a party to a valid and enforceable written license agreement, which agreement, if material, is set out in Section 4.2.9 of the Company Disclosure Schedule) owns any Intellectual Property that is necessary for exploitation of any Covered Product (it being understood, for clarity, that the foregoing representation and warranty in this Section 4.2.11(c) is not intended to be, and shall not be construed as, any representation or warranty with respect to infringement, misappropriation or other violation of any Intellectual Property).

(d)

To the Knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, during the past five (5) years, the conduct of the business of the Company and its subsidiaries, including the making, use, licensing, sale, offer for sale, import and provision of the products or services made, licensed, sold, offered for sale, imported or provided by or on behalf of the Company or any of its subsidiaries has not been and is not misappropriating, misusing, infringing or otherwise violating any Intellectual Property owned or controlled by another Person, or breaching or causing a default under any applicable terms or conditions of any Material Contract, in each case, in any material respect, and, to the Knowledge of the Company, there are no circumstances giving rise to or that could reasonably be expected to give rise to any such misappropriation, misuse, infringement, breach, default or other violation.

(e)

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, (i) the Company Intellectual Property, including all Scheduled IP, constitutes and includes all of the Intellectual Property, used or held for use in, and that is necessary and sufficient for the Company and its subsidiaries to conduct, their respective businesses and, to the Actual Knowledge of the Company, will allow the Company and its subsidiaries after the Closing Date to continue to operate those businesses in the same manner in which such businesses are currently being and have been conducted prior to the Closing Date and as such businesses are currently proposed to be conducted, including as necessary and sufficient to develop, manufacture and otherwise exploit the products of the Company and its subsidiaries that are currently being developed, manufactured or otherwise exploited by or on behalf of the Company or any of its subsidiaries, including, for clarity, the Covered Products, (ii) the Company and its subsidiaries have the sole and exclusive right to develop, manufacture and otherwise exploit the

Covered Products, and (iii) no Scheduled IP owned by the Company or, to the Actual Knowledge of the Company, other Company Intellectual Property, is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling, including any that limits the disposition, use, enforcement or other exploitation thereof (it being understood, for clarity, that the representations and warranties in clauses (i) – (iii) of this Section 4.2.11(e) are not intended to be, and shall not be construed as, any representation or warranty with respect to infringement, misappropriation or other violation of any Intellectual Property).

(f)

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, there are, and during the past five (5) years, there have been no, pending or, to the Knowledge of the Company, threatened, applications, proceedings, litigation or other claims or actions against the Company or any of its subsidiaries or, to the Actual Knowledge of the Company, but only to the extent relating to any Company Intellectual Property or Covered Product, any of its or their respective current or former licensees (including any sublicensees) (each, a “Company Licensee”) or current or former licensors (including any sublicensors) (each, a “Company Licensor”) affecting any part of the Company Intellectual Property (including any claim or action pursuant to which any Person has challenged the ownership, inventorship, patentability, registerability, validity or enforceability of any Company Intellectual Property, and to the Actual Knowledge of the Company there are no circumstances giving rise to or that could reasonably be expected to give rise to any such applications, proceedings, litigation, claims or actions.

(g)

To the Knowledge of the Company, (i) no Person or entity has been or is (A) misappropriating any Company Intellectual Property owned by, or exclusively licensed to, the Company or any of its Subsidiaries or (B) infringing or otherwise violating any of the Scheduled IP, or (ii) in the case of any Company Intellectual Property that has been licensed (including sublicensed) to another Person by the Company or any of its subsidiaries, no such Company Licensee has been or is in material breach of any related license agreement, including any applicable Material Contract.

(h)

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, (i) there is, and during the past five (5) years, there has been, no pending or, to the Knowledge of the Company, threatened, application, proceeding, litigation, claim, or action asserted against, or in any material respect by, the Company or any of its subsidiaries or, to the Actual Knowledge of the Company, any Company Licensee or Company Licensor, nor is the Company aware of any circumstances giving rise to or that could reasonably be expected to give rise to, any such application, proceeding, litigation, claim, or action, alleging misappropriation, infringement, misuse, or other violation of any Intellectual Property owned or controlled by, as applicable, the Company or any of its subsidiaries or any other Person, in each case, with respect to, or otherwise to the extent relating to, the business of the Company or any of its subsidiaries or any of their respective products or services, and (ii) during the past five (5) years none of the Company or any of its subsidiaries (or, to the Actual Knowledge of the Company, any Company Licensee or Company Licensor) has received or sent (A) any written notice of any alleged misappropriation, infringement, misuse, or other violation of any Intellectual Property owned or controlled by, as applicable, any other Person (if such notice was received by the Company or its subsidiary) or the Company or its subsidiary (if such notice was sent by the Company or its subsidiary), or (B) any written invitation to take a license under, as applicable any Intellectual Property of any other Person (if such invitation was received by the Company or its subsidiary), or any Company Intellectual Property (if such invitation was sent by the Company or its subsidiary), in each case, with respect to, or otherwise to the extent relating to, the business of the Company or its subsidiaries or any of their respective products or services.

(i)

Except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, (i) the Company and its subsidiaries have taken all necessary or appropriate steps in accordance with all Applicable Laws to maintain, protect and enforce the Company’s and its subsidiaries’ rights in and to the Intellectual Property owned or purported to be owned by or that is licensed to, or is otherwise used by or on behalf of, the Company or any of its subsidiaries in any material respect, including to maintain the Company’s and its subsidiaries’ rights in the Scheduled IP and to protect the secrecy and value of any trade secrets and other confidential information and the Company’s and its subsidiaries’ ownership or other rights with respect to any Company Intellectual Property, (ii) without limiting the generality of the foregoing, each current or former employee, consultant and contractor of the Company or any of its subsidiaries who develops or otherwise creates or has developed or otherwise created any material Intellectual Property for the Company or any of its subsidiaries, including any material Intellectual Property that relates to the Company’s or such subsidiary’s products or services, has executed proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms, which have been disclosed in the Data Room, that duly and validly assign, pursuant to a present assignment, to the Company or such subsidiary all rights to, and sole ownership of, any such material Intellectual Property that is or was created, developed, written, invented, conceived or discovered by the employee, consultant, or contractor, as applicable, and including all associated rights that otherwise appropriately protect such Intellectual Property, all in accordance with Applicable Laws, (iii) each such current and former employee, consultant and contractor of the Company and its subsidiaries has been paid all compensation for his or her development and assignment of such Intellectual Property, including all associated rights, on behalf of the Company and its subsidiaries to which he or she is entitled under, as applicable, the Company’ and its subsidiaries’ policies or any Applicable Laws, (iv) all current and former employees, consultants and contractors of the Company and its subsidiaries have signed agreements in the Company’s standard form, which has been disclosed in the Data Room, in which they agree not to use or disclose any confidential or proprietary information of the Company or the applicable subsidiary except as explicitly authorized by the Company or such subsidiary, and (v) each Company Licensor and Company Licensee, has, to the Actual Knowledge of the Company, caused its current and former employees, consultants and contractors to execute agreements comparable to, or more stringent than, the assignment and confidentiality agreements contemplated in the foregoing clauses (ii) and (iv) with respect to any Intellectual Property licensed by such Person to the Company or its subsidiary and as required under any agreement between the Company and/or its subsidiary and such Person and/or its affiliates.

(j)	Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and its subsidiaries, taken as a whole, the execution and delivery of this Agreement, the compliance with the provisions hereof and the consummation of the transactions contemplated by this Agreement, assuming compliance with the matters referred to in Section 5.1, do not and will not conflict with, or result in any violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or the right to exercise any option or other contingent or similar right, or result in the creation of an encumbrance on, or result in the loss of rights or otherwise adversely affect the rights of the Company or any of its subsidiaries with respect to, any Company Intellectual Property (including any Intellectual Property owned or purported to be owned by, licensed to, or otherwise used or held for use by or on behalf of, any of the Company or its subsidiaries), or any term of any agreement pursuant to which any Intellectual Property is transferred or licensed to the Company or any of its subsidiaries, including any applicable Material Contract.

(k)

Except as set forth on Section 4.2.11(k) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its subsidiaries, nor, to the Actual Knowledge of the Company, any Company Licensor or Company Licensee, has used, or is a party to any agreement to use, any funding, facilities, personnel or Intellectual Property of any academic institution, research center or governmental authority (or any Person working for or on behalf of any of the foregoing Persons) (collectively, “Governmental/Academic Persons”) in connection with any research, development or other activities, and no Governmental/Academic Person has, or will be entitled to have, any right, title or interest (including any “march in”, ownership or license rights) in or to any Company Intellectual Property or any improvement, method or process relating to any of the foregoing (including any claim or option or any other right, title or interest in or to any of the foregoing).

4.2.12	Taxes

The Company and each of its subsidiaries have timely filed all Tax Returns required to be filed under Applicable Law in any jurisdiction in which the Company or such subsidiary is or has been subject to Tax with the relevant authorities, and such Tax Returns are true, correct and complete in all material aspects and have been prepared in material compliance with Applicable Law. The Company and each of its subsidiaries have timely paid, withheld or collected all material Taxes due (regardless of whether Taxes are shown on such Tax Returns and regardless of whether a notice of assessment or collection has been issued by the relevant authorities). The Company and each of its subsidiaries have formed adequate reserves in their books and relevant accounts for all unpaid Taxes in conformity with applicable accounting principles concerning any relevant financial period.

No audits, actions or disputes are pending or, to the Knowledge of the Company, threatened with respect to material Taxes of the Company or any of its subsidiaries. No claim for assessment or collection of material Taxes has been or, to the Knowledge of the Company, is presently being asserted against the Company or any of its subsidiaries. No liens or encumbrances for material Taxes exist upon any of the assets of the Company or any of its subsidiaries (other than Taxes not yet due and payable).

Neither the Company nor any of its subsidiaries has been a “controlled corporation” or a “distributing corporation” in any transaction occurring during the two-year period ending on the date hereof that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Internal Revenue Code (or any similar provision of state, local or non-U.S. Tax law). Neither the Company nor any of its subsidiaries has been a party to a “listed transaction” within the meaning of United States Treasury Regulations Section 1.6011-4(b)(2).

4.2.13	Certain Business Practices

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its subsidiaries, taken as whole, to the Knowledge of the Company, none of the Company, any of its subsidiaries, or any representatives of the Company or any of its subsidiaries have, directly or indirectly, whether in cash, property or services (i) used any corporate or other funds for unlawful contributions, gifts, entertainment or other unlawful payments related to political activity, (ii) made any bribes, kickbacks, influence payments, or other unlawful payment to U.S. or non-U.S. government officials or employees or to U.S. or non-U.S. political parties or campaigns, or otherwise taken any action that would cause them to be in violation of (a) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (b) the UK Bribery Act 2010; (c) the Finnish Penal Code (rikoslaki, 39/1889, as amended); and (d) any other applicable anti-corruption and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction applicable to the Company or its subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anti-Corruption Laws”) or (iii) made or accepted any other unlawful payment.

The books, records and accounts of the Company and its subsidiaries have at all times been maintained in all material respects in accordance with applicable accounting standards.

The Company and its subsidiaries have developed and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed and access to assets is permitted only in accordance with the Company’s or its subsidiaries’ applicable policies and procedures and management’s general or specific authorization, and (ii) transactions have been recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets and has otherwise established reasonable and adequate internal controls and procedures intended to ensure compliance with Applicable Anti-Corruption Laws.

4.2.14	Health Regulatory Compliance

Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its subsidiaries, taken as whole, none of the Company, any of its subsidiaries or, to the Knowledge of the Company, any Company Partner has received any written notice or other communication from any Health Authority or any institutional review board (or ethics committee) (i) withdrawing or placing on “clinical hold” any Covered Product or otherwise suspending or terminating clinical research involving any Covered Product (ii) alleging any violation of any Health Law by the Company or any of its subsidiaries in connection with any Covered Product or (iii) threatening any regulatory enforcement action against the Company, any of its subsidiaries, or any Company Partner. Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its subsidiaries, taken as whole, the preclinical studies and clinical trials conducted by or at the direction of the Company and its subsidiaries with respect to any Covered Product were, and if still pending, are, being conducted in all respects in accordance with approved clinical protocols, informed consents, applicable requirements of the relevant Health Authorities and applicable requirements of good laboratory practices and good clinical practices, and to the Knowledge of the Company, there has not been any failure by any Company Partner to such conduct such preclinical studies and clinical trials in compliance with such applicable requirements, regulations and guidances. Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its subsidiaries, taken as whole, material regulatory authorizations related to any Covered Product are, in all respects, (i) in good standing and full force and effect and (ii) in compliance with all formal filing and maintenance requirements.

4.3	Representations and warranties by the Offeror

4.3.1	Organization and qualification

The Offeror has been validly incorporated and exists in accordance with the laws of Delaware, United States and has the requisite power and authority and all necessary governmental approvals, licenses and permits necessary to own, use and operate its property and to carry on its business as presently conducted in all material respects.

4.3.2	Authority relative to this Agreement

This Agreement has been duly authorised and validly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject, in each case, to the effect of bankruptcy, moratorium, reorganization, administration, insolvency, recovery, attachment and other mandatory laws affecting creditors’ rights generally. The Offeror has all necessary corporate power and authority, and has taken all necessary corporate action, to duly authorise and execute this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein to be consummated by it in accordance with the terms and conditions of this Agreement.

4.3.3	Sufficient financing

The Offeror, following the closing of the Equity Sale, will have and will maintain through the Closing sufficient finances available (including finances available under any Replacement Financing) to complete the Tender Offer, and will finance the Tender Offer through cash on its balance sheet and proceeds of the Equity Sale and any Replacement Financing, and no other third party financing is required by the Offeror to complete the Tender Offer and subsequent acquisition (including compulsory redemption) of any remaining Shares and Outstanding Equity Instruments.

Concurrently with the Offeror’s entry into this Agreement, the Offeror has entered into a purchase agreement (the “Equity Purchase Agreement”) with J.P. Morgan Securities LLC (the “Purchaser”) pursuant to which the Purchaser has committed to purchase

$75,000,000 of shares of common stock, par value $0.001, of the Offeror (the “Equity Sale”). The Offeror has delivered to the Company a true and complete copy of the form of Equity Purchase Agreement and will promptly deliver to the Company a true and complete copy of the executed Equity Purchase Agreement. There are no side letters (other than engagement or related letters (none of which contain terms that would reasonably be expected to adversely affect the amount or closing of the Equity Sale)) related to the Equity Sale.

As of its signing on the date hereof, (i) the Equity Purchase Agreement is a valid and binding obligation of the Offeror and, to the knowledge of the Offeror, the Purchaser, and (ii) no event has occurred which would constitute a default (or an event which with notice or lapse of time or both would constitute a default), or the failure of any condition, on the part of the Offeror or, to the knowledge of the Offeror, the Purchaser under the Equity Purchase Agreement. There are no conditions precedent to the closing of the Equity Sale and receipt by the Offeror of the net proceeds of the Equity Sale other than the conditions precedent set forth in the Equity Purchase Agreement, and the Offeror has no reason to believe that it will not be able to satisfy any closing condition in the Equity Purchase Agreement or that the full amount of net proceeds of the Equity Sale will not be paid to the Offeror on or before January 26, 2016.

The Offeror acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the closing of the Equity Sale or any Replacement Financing shall not be a condition to the obligation of the Offeror to consummate the Tender Offer and the other transactions contemplated hereby.

4.3.4	Disclosure Documents

The Tender Offer documents, when filed and distributed or disseminated, will comply as to form in all material respects with applicable rules, regulations, all other Applicable Laws and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Tender Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section will not apply to statements or omissions included or incorporated by reference in the Tender Offer documents based upon information supplied to the Offeror by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

4.3.5	Absence of Certain Agreements

As of the date hereof, neither the Offeror nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any holder of Shares, ADSs or Outstanding Equity Instruments would be entitled to receive consideration of a different amount or nature than the consideration specified in Section 2.2 or, except for the irrevocable undertakings referred to in clause F in the background, pursuant to which any holder of Shares, ADSs or Outstanding Equity Instruments agrees to tender such instruments into the Tender Offer or otherwise sell such instruments to the Offeror or (b) any third party has agreed to provide, directly or indirectly, equity capital to the Offeror or its affiliates to finance in whole or in part the Tender Offer or the other transactions contemplated by this Agreement.

Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings, except for the irrevocable undertakings referred to in clause F in the background, between the Offeror or any of its affiliates, on the one hand, and any member of the Company’s management or the Board of Directors of the Company, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Closing.

4.4	Effect and Breach of Warranties

The Warranties shall automatically terminate upon consummation of closing of the Tender Offer thereby having no further effect after the Closing Date. Nothing herein shall relieve any Party from liability for fraud or willful breach of any Warranty hereunder.

5.	Undertakings

5.1	Reasonable best efforts

Each of the Parties agrees to use its reasonable best efforts to do, or cause to be done, and to assist and cooperate with the other Party in:

(a)

the making of all necessary registrations and filings with the Finnish Financial Supervisory Authority, the SEC, Nasdaq Helsinki, Nasdaq US and the Antitrust Division of the U.S. Department of Justice and U.S. Federal Trade Commission (such filings to be made as promptly as practicable), and with any other governmental entities or regulatory authorities, as may be required, and the obtaining of all necessary clearances, approvals and waivers from such authorities, including, without limitation, the responses to any relief, direction or instruction received from the SEC or Finnish Financial Supervisory Authority and the documents to be submitted and filed pursuant to Section 3.1;

(b)

obtaining any requisite consent from, or providing any requisite notice to, the Finnish Funding Agency for Technology and Innovation (“Tekes”) in relation to the Tender Offer as a result of any Company projects having received funding from Tekes;

(c)

the obtaining of all necessary consents, approvals or waivers from and the provision of all necessary notices to third parties, provided that neither the Company nor the Offeror shall be required to incur any material expenses or take or commit to take any actions that would materially adversely affect the Company or the Offeror, as applicable, in order to obtain any such consents, approvals or waivers from or provide any such notices to third parties;

(d)	informing their employees of the Tender Offer, as required by Applicable Law; and

(e)

the execution and/or delivery of any additional corporate resolutions and/or instruments necessary to consummate the transactions contemplated herein, and to fully carry out the purposes of this Agreement.

The Parties shall co-operate and consult with each other, provide each other the opportunity to review and comment, and give reasonable and good faith consideration to each other’s comments in connection with the making of all such filings, including all correspondence with the Finnish Financial Supervisory Authority, the SEC, Nasdaq Helsinki and Nasdaq US, and thereafter shall keep each other timely apprised of all material developments and proposed responses and further communications in connection therewith (and shall co-operate and consult with each other in responding to comments on any filings from any such authorities or exchanges).

The Offeror’s reasonable best efforts under clause (a) of this Section 5.1 shall include the obligation to divest, hold separate, or enter into any license or restriction on the ownership or operation of the Offeror or the Company, provided that in no event shall the Offeror be obligated to divest, hold separate, or enter into any license or restriction on the ownership or operation of the Offeror or the Company unless such divestment, holding separate or entry into license or restriction on the ownership or operation would not have a material adverse effect on the business of the Company and its subsidiaries, taken as a whole, or the business of the Offeror and its Subsidiaries, taken as a whole (with the business of the Offeror and its subsidiaries, taken as a whole, deemed for purposes of this proviso to be equivalent in size to the business of the Company and its subsidiaries, taken as a whole) (a “Burdensome Effect”). In the event of any claim asserted by any Governmental Authority under Applicable Law, and prior to the Long-stop Date, the Offeror shall use its reasonable best efforts to oppose (which reasonable best efforts shall include, in the event of any such claim asserted in court, by litigating in opposition to) any claim that would prevent the completion of the Tender Offer from occurring, including if such claim would have a Burdensome Effect.

Subject to the terms of this Agreement, each of the Parties undertake to comply with the Helsinki Takeover Code issued by the Finnish Securities Market Association, in force as of 1 January 2014 (the “Helsinki Takeover Code”), and shall not deviate from any of the recommendations of the code, except as may be required due to any irrevocable undertakings, as referred to herein, that may be given by certain members of the Board of Directors of the Company.

The Parties shall use their respective reasonable best efforts to facilitate the fulfilment of the conditions to completion in Section 2.3(a), including without limitation, in the case of the Offeror, at the reasonable request of the Company, by sending a marketing letter to all shareholders of the Company the addresses of which are provided to the Offeror by the Company, by publishing an advertisement in one Finnish national and one Finnish business newspaper of its choice regarding the Tender Offer, and by engaging a reputable financial adviser experienced in communicating with retail investors in the Finnish market in connection with the technical implementation of the Tender Offer, provided that neither Party shall be required to pay any consideration (monetary or otherwise) to the shareholders of the Company (other than the consideration to be paid by the Offeror in the Tender Offer).

5.2	No solicitation of transactions

The Company undertakes and shall cause its subsidiaries and direct its officers, directors, employees and representatives (including, for the avoidance of doubt, any investment bankers, legal counsel and other external advisors) to undertake, as between the Signing Date and the Closing Date:

(a)

except as provided in clause (c) below, not to solicit, knowingly encourage, facilitate or promote or discuss with or provide confidential information with respect to the Company to any Person in connection with any Competing Offer or any proposal for a Competing Offer or for any other transaction involving the transfer of all or any material portion of the Company’s assets or businesses, whether through a public tender offer or by sale or transfer of assets, license, option, warrant, sale of shares, reorganization or merger, transfer of employees in a hiring action by a third party (other than the Offeror or its representatives) or otherwise, or any other similar corporate transaction that would constitute or result in any competing transaction that would harm or hinder the completion of the Tender Offer (“Competing Proposal”);

(b)	to cease and cause to be terminated any discussions, negotiations or other activities related to any Competing Proposal conducted prior to the Signing Date;

(c)

not to, upon receipt of a Competing Proposal or a Competing Offer, directly or indirectly, knowingly facilitate, promote, or encourage or discuss with or provide confidential information with respect to the Company to the Persons making such Competing Proposal (“Promoting Measures”), unless the Board of Directors of the Company determines in good faith, after having received advice from external legal counsel and financial advisor, that the failure to take such Promoting Measures would be inconsistent with the Fiduciary Duties of the Board of Directors of the Company. The Company shall promptly provide the Offeror any information regarding the Company provided to any third party to the extent such information has not been previously provided to the Offeror;

(d)

to promptly inform the Offeror in writing about any Competing Proposal, including, to the extent available to the Company, the identity of the offeror and the price and other main terms and conditions of such Competing Proposal, and of any material amendments to such price and terms and conditions by the third-party offeror. The Company shall keep the Offeror informed, on a current basis, of the status and material terms of any such Competing Proposal, including any material amendments or proposed amendments as to price and other material terms thereof; and

(e)	to provide the Offeror with an opportunity to negotiate with the Board of Directors of the Company about matters arising from the Competing Proposal.

For the avoidance of doubt, nothing in this Section 5.2 shall be deemed to limit in any way whatsoever the rights and/or obligations of the Company (or the Board of Directors of the Company) under Section 3.2.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to a Competing Proposal or a Competing Offer so long as any such action taken or statement made to so comply also complies with Section 3.2 and the other terms of this Section 5.2; or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

5.3	Conduct of business pending the closing

Except with the prior written consent of the Offeror (which shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement, or as set forth in Section 5.4 of the Company Disclosure Schedule, or as mandated by Applicable Law, as between the Signing Date and the Closing Date:

(a)

the Company undertakes to, and shall cause each of its subsidiaries to, conduct their respective businesses only in the ordinary course of business consistent with past practice and in all cases based on prudent business judgment;

(b)

the Company shall provide the Offeror with advance notice of all scheduled meetings, conferences, and discussions by the Company with regulatory authorities concerning any regulatory matters relating to the Covered Products not later than ten (10) days after the Company receives notice of the scheduling of such meeting, conference, or discussion, unless circumstances necessitate a shorter period. Upon the Offeror’s written request, the Company and the Offeror will coordinate to permit one (1) representative of the Offeror to accompany the Company in an observational role to any such scheduled meetings, subject to Applicable Law and only to the extent permitted by the applicable regulatory authority. The Company and the Offeror shall use reasonable efforts to agree in advance on the scheduling of such meetings, conferences and discussions with any regulatory authority and on the agenda and objectives to be accomplished at any such meetings, conferences and discussions. Each party shall provide all such assistance as is reasonably requested by the other in the preparation and conduct of any such scheduled meetings, conferences and discussions, including any inspections by regulatory authorities with respect to any Covered Product. Upon the Offeror’s request, the Company shall (a) provide the Offeror with a reasonable opportunity to review and provide comments with respect to (and the Company will consider in good faith any such comments), any material filing proposed to be made by or on behalf of any of the Company, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to a regulatory authority by or on behalf of any of the Company relating to a Covered Product, and (b) keep the Offeror promptly informed of any material communication (written or oral) with or from any regulatory authority; provided, however, that the Company shall make all decisions regarding these issues prior to the Closing Date. It being understood, however, that nothing contained in this Section 5.3(b) is intended to give the Offeror, directly or indirectly, the right to control or direct the operations of the Company or any of its subsidiaries prior to the Closing Date; and

(c)

without limiting the generality of the foregoing, unless previously agreed by the Offeror in writing, the Company undertakes to, and shall cause each of its subsidiaries to undertake to, refrain from making or implementing:

(i)	any material changes in its business (including without limitation termination by it of Key Employees, suppliers, resellers or other material business relationships) or corporate structure; and/or

(ii)	any hiring of new employees other than with respect to employees having initial annual base compensation not exceeding $100,000 USD (or its equivalent); and/or

(iii)

any material corporate transactions, investments, loans, incurrence of indebtedness for borrowed money, incurrence of liens or other encumbrances on material assets, acquisitions or divestments outside the ordinary course of business; and/or

(iv)	any agreements or commitments that are not entered into on arms’ length terms or in the ordinary course of business; and/or

(v)

any material amendments to, waivers under, or termination of any Material Contracts other than in the ordinary course of business, or any new agreement that contains (A) a change in control provision that would be unfavorably implicated by the transactions contemplated hereunder, (B) any provision that would restrict the Company or its subsidiaries or, following the Closing Date, its affiliates from competing in any line of business, developing any products or clinical candidates or hiring the employees of a competitor, (C) any license of material intellectual property, (D) any obligation to make contingent payments based, directly or indirectly, on future product sales, regulatory approvals or any material transaction or (E) otherwise relates to the exploitation of any material Intellectual Property owned by the Company or its subsidiaries; and/or

(vi)

any change of their articles of association, by-laws or other constituting documents or any material change to their accounting principles or practices other than such arising out of or relating to any recent or proposed changes of EU, Finnish or U.S. laws and regulations; and/or

(vii)	any commencement, settlement or compromise of any material legal proceedings or of claims against third parties; and/or

(viii)

any act or omission that would reasonably be expected to result in the abandonment, encumbrance (including any grant or exercise of any option or other contingent right), assignment or other conveyance of title (in whole or in part) of, or an exclusive license or any other grant of any right or other license (including any covenant not to sue) to, any material Company Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice for research and development purposes; and/or

(ix)

(1) any distribution of dividends or other funds from the Company or its subsidiaries (other than distributions of dividends or other funds from wholly-owned subsidiaries of the Company to the Company or to other wholly-owned subsidiaries of the Company), (2) a change in the number of shares issued or outstanding, share capital or rights to acquire share capital of the Company or its subsidiaries, including without limitation by reclassification, recapitalisation, stock split, combination, repurchase, redemption or issuance of any shares or securities exercisable for, convertible into or exchangeable for shares in the Company or in its subsidiaries (other than upon the exercise or conversion of Outstanding Equity Instruments outstanding on the date hereof or issued after the date hereof in compliance with this Agreement), (3) any sale, pledge, transfer or other disposal or encumbrance of any shares in the Company or in any of its subsidiaries that are held or obtained by the Company or any of its subsidiaries (other than upon the exercise or conversion of Outstanding Equity Instruments outstanding on the date hereof or issued after the date hereof in compliance with this Agreement), and/or (4) any grant, allocation, sale, transfer or disposal of any option rights held by the Company or any of its subsidiaries or of any other shares or securities exercisable for, convertible into or exchangeable for shares in the Company or in any of its subsidiaries; and/or

(x)

any change in the current or future agreements with, compensation of or other benefits (including without limitation by way of synthetic options, bonus, insurance, retention, severance or pension arrangements) of the Board of Directors of the Company and/or each of the Persons employed by or serving the Company or its subsidiaries with annual base compensation exceeding $100,000 USD (or its equivalent); and/or

(xi)	any action that would have the effect of increasing the liability for Taxes of the Company or any of its subsidiaries for any period ending after the Closing Date; and/or

(xii)	any agreement or commitment to do any of the foregoing.

5.4	Access to information

Upon the Offeror’s request, and subject to Applicable Law and appropriate restrictions for confidential and/or competitively sensitive information, the Company shall use its reasonable best efforts to give any information regarding the Company or its subsidiaries to the Offeror that:

(a)

the Offeror may reasonably need in preparation of the competition filings or any other regulatory filings referred to in Section 5.1 and of the tender offer documentation related to the Tender Offer; and/or

(b)

the Offeror may otherwise reasonably require for the purposes of the Tender Offer and other transactions contemplated under this Agreement, including without limitation, for preparing the Schedule TO to be filed with the SEC or obtaining the SEC Relief (including, without limitation, providing information to the Offeror regarding the number of Outstanding Shares, ADSs and Outstanding Equity Instruments held by U.S. holders (within the meaning of, and as determined under, Rule 14d-1 under the US Exchange Act)) and the offer document to be filed with the Finnish Financial Supervisory Authority, provided that the Offeror shall always have access to all information needed to evaluate the existence of an actual or potential breach of Warranty or a Material Adverse Effect.

Subject to Applicable Law, upon reasonable notice, the Company shall also (and shall cause its representatives and subsidiaries to) afford to the officers and other authorized representatives of the Offeror, reasonable access, during normal business hours throughout the period prior to the Closing Date, to its employees, properties, books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its subsidiaries to) furnish to the Offeror all information concerning its business, properties and personnel as may be reasonably requested by the Offeror, provided that no investigation or provision of information pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company herein, provided, further, that notwithstanding the investigation or provision of information by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its subsidiaries.

Promptly, but no later than thirty (30) days, after the date hereof, the Company shall provide to the Offeror a list of all issuance, renewal, maintenance and other payments and of any other actions (including filings and responses to office actions) required to be taken in order to maintain any Scheduled IP owned by the Company or any of its subsidiaries, and the Company shall use its reasonable best efforts to provide to the Offeror such information and list with respect to all Scheduled IP not owned by the Company or any of its subsidiaries (including, for the avoidance of doubt, by promptly requesting the applicable information from any Company Licensor) which, in each case, to the Knowledge of the Company, are required to be, as applicable, made or taken with respect to the Scheduled IP within one hundred eighty (180) days of the date of the Signing Date. With respect to any and all Required Actions (as defined in this sentence below) required to be taken to maintain any Scheduled IP that have deadlines which fall within the period prior to and as of the Closing Date and/or within the one hundred twenty (120) days of the date hereof, (i) the Company shall, with respect to Scheduled IP owned by the Company or any of its subsidiaries (or with respect to which the Company or its subsidiary has primary prosecution and/or maintenance rights), pay all issuance, renewal, maintenance and other payments, and take any other actions (including making filings and responding to office actions) in order to maintain the Scheduled IP (collectively, “Required Actions”), in each case, by the earlier of (x) the deadline and (y) the Closing Date, and (ii) the Company shall, with respect to Scheduled IP not owned by the Company or any of its subsidiaries, use reasonable best efforts to promptly and timely request the applicable Company Licensor to, in a timely manner, take any Required Actions (including to pay any applicable maintenance or renewal payments), in each case, by the earlier of (x) the deadline and (y) the Closing Date, and the Company shall follow up as reasonably needed with such Company Licensor and keep the Offeror reasonably updated. The Company shall use reasonable best efforts to provide the Offeror with a list of the Company’s and its subsidiaries’ key contacts for these matters for each Company Licensor, including such persons name and contact details, and a list of any prosecution counsel that handles any of these matters on behalf of the Company or any of its subsidiaries and such other similar information as may be reasonably requested by the Offeror from time, solely for use post-Closing.

In case any insider information as defined in the Finnish SMA or any material non-public information within the meaning of the United States federal securities laws is disclosed to the Offeror, the Company undertakes to publish such information prior to or in connection with the announcement of the Tender Offer in accordance with Section 5.6 below in order to enable the Offeror to launch and complete the Tender Offer without breaching any applicable insider laws or regulations.

5.5	Notice of certain events

Each Party shall, without delay, notify the other Party in writing if it becomes aware of an event, change or circumstance that could or can reasonably be expected to result in or constitute a breach of Warranty made or to be made by that Party or constitute a Material Adverse Effect or that would delay or impede such Party’s ability to consummate the transactions contemplated by this Agreement or to fulfil its obligations set forth in this Agreement.

5.6	Public announcements

Notwithstanding Section 3 of the Confidentiality Agreement, the Parties agree that the stock exchange releases to be published by the Parties in connection with the announcement of the Tender Offer and this Agreement shall be in the form of Schedule 5.6. The Parties shall otherwise consult with each other before issuing any releases or otherwise making any public statements with respect to this Agreement or any transactions contemplated hereunder, and shall not issue any such release or announcement without the other Party’s prior written approval, unless required to do so by Applicable Law or relevant stock exchange regulations and only provided that it is not practically possible to consult and obtain the approval of the other Party prior to such release or announcement.

5.7	General meeting of shareholders

The Board of Directors of the Company shall not convene a general meeting of shareholders of the Company to address the Tender Offer or any matter which would have a material effect on the Tender Offer except as provided in this Agreement or except as required by mandatory law or, subject to the Company having complied with its obligations under Sections 3.2 and 5.2 above, if the Board of Directors of the Company determines in good faith, after taking advice from external legal counsel and financial advisor, that failure to convene a general meeting of shareholders would be inconsistent with the Fiduciary Duties of the Board of Directors.

It is understood and agreed that as soon as the Offeror has publicly confirmed that it will complete the Tender Offer, the Board of Directors of the Company will, at the Offeror’s request, convene an extraordinary general meeting of shareholders of the Company for the purpose of electing new members to the Board of Directors and addressing other agenda items proposed by the Offeror, if any.

The Offeror shall subsequently grant the resigning members of the Board of Directors of the Company discharge from liability at the next Annual General Meeting of Shareholders of the Company following the Closing Date and, with respect to the financial year started January 1, 2016, at the Annual General Meeting of Shareholders of the Company where the financial statements for such financial year are considered, provided that no material findings to the contrary are made in the audit of the Company’s financial statements for the respective accounting periods or otherwise.

5.8	Director and Officer Liability

For six (6) years after the Closing Date, the Offeror and the Company shall indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing Date to the extent permitted by Applicable Law, provided, however, that no such obligation shall arise with respect to acts or omissions finally determined by a court of competent jurisdiction to amount to fraud, willful misconduct, criminal activity or a breach of the duty of loyalty and that nothing herein shall be construed as a requirement on the Offeror or the Company to effect any change to the Articles of Association of the Company. In the event that any Indemnified Person is made party to any action, litigation, claim, suit, investigation or proceeding (an “Action”) arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Offeror and the Company shall advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determine that such Indemnified Person is not entitled to indemnification. For the avoidance of doubt, nothing in this Agreement shall limit the right of the Company to claim damages from its directors under the Finnish Companies Act, provided that this shall not affect the undertakings and obligations of the Offeror in this Section 5.8.

Prior to the Closing Date, the Company shall or, if the Company is unable to, Offeror shall cause Company after the Closing Date to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period at or prior to the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company for any reason fails to obtain such “tail” insurance policies as of the Closing Date, the Offeror or the Company shall continue to maintain in effect, for a period of at least six years from and after the Closing Date, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Offeror shall cause the Company to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof. In no event shall the Offeror be required to, and the Company shall not, expend for such policies pursuant to the previous sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (it being agreed that if the aggregate premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Closing Date, for a cost not exceeding such amount).

In the event that the Offeror, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Person shall assume the obligations set forth in this Section 5.8.

The rights of each Indemnified Person under this Section 5.8 shall be in addition to any rights such Person may have under Applicable Law. These rights shall survive consummation of the transactions contemplated hereby and are intended to benefit, and shall be enforceable by, each Indemnified Person.

5.9	Employee Matters

(a)      For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or, such shorter period of employment, as the case may be), Offeror shall provide the employees of the Company and its subsidiaries who remain employed by the Offeror or any of its subsidiaries (the “Continuing Employees”) shall receive from Offeror (i) an annual rate of salary or wages that is no less favorable than the annual rate of salary or wages provided to such Continuing Employee by the Company and its subsidiaries as of immediately prior to the Closing Date, (ii) bonus opportunities and employee benefits that are substantially comparable in the aggregate to the bonus opportunities or employee benefits, as applicable, provided by the Offeror to its similarly situated employees and (iii) severance benefits that are substantially comparable in the aggregate to the severance benefits provided by the Offeror to its similarly situated employees.

(b)      As of the Closing Date and solely with respect to Continuing Employees, should the Offeror elect to transition a Continuing Employee from a Company employee benefit plan to a welfare plan of the Offeror, the Offeror shall, or shall cause its subsidiaries to, use reasonable best efforts to waive all limitations as to any pre-existing condition, actively-at-work requirements or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee (and his or her eligible dependents) under any welfare plans that such Continuing Employee (and his or her eligible dependents) may be eligible to participate in after the Closing and to credit each Continuing Employee (and his or her eligible dependents) for any copayments, deductibles, offsets or similar payments made under a company plan during the plan year that includes the Closing Date for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of the Offeror or any of its subsidiaries. In addition, as of the Closing Date, the Offeror shall and shall cause any applicable subsidiary to, give Continuing Employees full credit for purposes of eligibility, vesting, participation in, benefit plan accruals and determination of level of benefits under any employee benefit and compensation plans or arrangements (other than with respect to defined benefit plans or where such service credit would result in duplication of benefits) maintained by the Offeror or an applicable subsidiary that such Continuing Employees may be eligible to participate in after the Closing Date for such Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer) to the same extent that such service was credited for purposes of any comparable Company employee benefit plan immediately prior to the Closing.

(c)      Notwithstanding the foregoing provisions of this Section 5.9, the provisions of Sections 5.9(a) and (b) shall apply only with respect to Continuing Employees who are employed in the United States. With respect to Continuing Employees not described in the preceding sentence, Offeror shall, and shall cause its subsidiaries to, comply with all Applicable Laws, directives and regulations relating to employees and employee benefits matters applicable to such employees.

(d)      Effective no later than the day immediately prior to the Closing Date and contingent upon the consummation of the transaction contemplated by this Agreement, the Company shall take or cause to be taken all actions necessary to terminate the employee benefit plan(s) (including the adoption of resolutions by the board of directors of the Company sponsoring such employee benefit plan(s) in a form reasonably acceptable to Offeror) sponsored by the Company or its subsidiaries intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Internal Revenue Code (the “Company 401(k) Plan”). Effective on or as soon as administratively practicable following the Closing Date, each employee of any Company who is a participant in a Company 401(k) Plan (each, an “401(k) Participant”) shall be allowed to participate in a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code that is sponsored and maintained by Offeror or one of its Affiliates (the “Offeror 401(k) Plan”). As soon as practicable following the Closing Date, Offeror shall take, or cause to be taken, any and all actions as may be required, including amendments to the Company 401(k) Plan(s) and/or the Offeror 401(k) Plan to permit, as applicable, (i) the account balances of each 401(k) Participant to be distributed in accordance with the terms of such plan and Applicable Law and (ii) the 401(k) Participants who are participants in such plan to roll over any such distributions (including a rollover of up to one (1) outstanding participant loan per 401(k) Participant) into the Offeror 401(k) Plan.

(e)      Prior to the Closing Date, Offeror and the Company shall cooperate in good faith to complete an analysis of any potential Tax liability or loss of Tax deduction under Sections 280G or 4999 of the Internal Revenue Code that may result from the transactions contemplated by this Agreement.

(f)      The provisions of this Section 5.9 are solely for the benefit of the Parties to this Agreement and their respective successors and assigns, and no current or former employee, individual consultant, individual independent contractor, individual self-employed contractor leased employee or director of the Company or any of its subsidiaries (each, a “Company Service Provider”) or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 5.9. In no event shall the terms of this Agreement be deemed to confer upon any Company Service Provider any right to continued employment with the Offeror or any of its affiliates (including, following the Closing Date, the Company). Nothing herein shall be deemed to establish, amend, modify or cause to be adopted any Company employee benefit plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Offeror or the Company or any of their respective affiliates.

5.10	Financing

The Offeror shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the proceeds from the Equity Sale. Without limiting the foregoing, from and after the date hereof, the Offeror shall not agree to any amendment or modification to be made to, or to any waiver of any provision or remedy under, the Equity Purchase Agreement without the prior written consent of the Company if such amendments, modifications or waivers would reasonably be expected to (x) reduce the aggregate amount of funds or commitments payable to the Offeror under the Equity Purchase Agreement or (y) impose new or additional conditions precedent to the closing of the Equity Sale.

If any portion of the Equity Sale becomes unavailable in the manner or from the sources contemplated in the Equity Purchase Agreement, the Offeror shall notify the Company and shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or desirable to arrange to obtain any such portion from alternative sources as promptly as practicable, to the extent such financing is necessary to complete the Tender Offer and subsequent acquisition (including compulsory redemption) of any remaining Shares and Outstanding Equity Instruments.

If and to the extent that the Equity Sale is replaced, supplemented or superseded by any alternative financing (“Replacement Financing”) in accordance with the terms hereof, the terms “Equity Sale”, “Equity Purchase Agreement” and “Purchaser” shall each be deemed to be modified, mutatis mutandis, to refer to such alternative financing and any financing sources and commitments with respect thereto.

6.	Termination

This Agreement enters into force on the Signing Date and shall automatically terminate upon consummation of the Tender Offer on the Closing Date. Furthermore, this Agreement may be terminated by either Party as set forth in this Section 6.

6.1	Termination by either Party

Either Party may terminate this Agreement with immediate effect at any time prior to the Closing Date by giving to the other Party a written notice thereof, if at least one of the following events occurs:

(a)	by mutual consent of the Parties duly authorized by their respective Board of Directors;

(b)

a final, nonappealable injunction or other order issued by any court of competent jurisdiction or other final, nonappealable legal restraint or prohibition preventing the consummation of the Tender Offer shall have taken effect after the date hereof and shall still be in effect; or

(c)

the Closing Date has not occurred by 19 June 2016 (the “Long-stop Date”), provided that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to any Party whose breach of any representation, warranty, undertaking or obligation set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur by such date.

6.2	Termination by the Company

The Company may terminate this Agreement with immediate effect at any time prior to the Closing Date by giving to the Offeror a written notice thereof if (a) the Board of Directors of the Company has, having complied with the provisions set forth in this Agreement (including without limitation Sections 3.2 and 5.2), cancelled or changed the Recommendation or (b) (i) the Offeror shall have failed to perform in any material respect any covenant or agreement of the Offeror set forth in this Agreement and such failure is incapable of being cured prior to the Long-stop Date or, if capable of being cured prior to the Long-stop Date, has not been cured within thirty (30) days of the Company providing written notice thereof, or (ii) any of the representations and warranties of the Offeror are not true and correct in all respects, where such failure to be true and correct in all respects (A) would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Tender Offer prior to the Long-stop Date and (B) is incapable of being cured prior to the Long-stop Date or, if capable of being cured prior to the Long-stop Date, has not been cured within thirty (30) days of the Company providing written notice thereof; provided that, at the time of the delivery of such notice of termination, the Company shall not be in material breach of its obligations under this Agreement.

6.3	Termination by the Offeror

The Offeror may terminate this Agreement with immediate effect at any time prior to the Closing Date by giving the Company a written notice thereof if at least one of the following events occurs:

(a)	the Board of Directors of the Company has, for any reason whatsoever, cancelled or changed the Recommendation in a manner detrimental to the Offeror;

(b)	the Company shall have failed to perform in any material respect any covenant or agreement of the Company set forth in this Agreement;

(c)	any of the Warranties set forth in Section 4.2.6 are not true and correct in all respects, except where the failure of such Warranties to be so true and correct is de minimis;

(d)

any of the Warranties set forth in (i) the first paragraph of Section 4.2.1 or (ii) the first paragraph of Section 4.2.2 (in the case of each of sub-clauses (i) and (ii), without giving effect to any qualification as to “materiality” or “Material Adverse Effect” qualifiers set forth therein), are not true and correct in all material respects; or

(e)

any of the other Warranties set forth in this Agreement (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” qualifiers set forth therein) are not true and correct in all respects, except where the failure of such Warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, provided that, (1) in the case of each of clauses (a) through (e), at the time of the delivery of such notice of termination, the Offeror shall not be in material breach of its obligations under this Agreement and (2) in the case of each of clauses (b) through (e), such failure to perform or of such Warranties to be so true and correct is incapable of being cured prior to the Long-stop Date or, if capable of being cured prior to the Long-stop Date, has not been cured within thirty (30) days of the Offeror providing written notice thereof.

6.4	Consequences of termination or expiration

In case of any termination or expiration of this Agreement, the Offeror shall promptly (and in any event within 24 hours following such termination or expiration) withdraw the Tender Offer and shall not acquire any Outstanding Shares or Outstanding Equity Instruments pursuant thereto.

Any termination or expiration shall be without prejudice to any remedies available to the Parties under this Agreement or under law for breach of a contractual obligation, it being understood, however, that the non-breaching Party shall be entitled to claim solely direct damages of the non-breaching Party pursuant to this Agreement. Nothing in this Agreement shall, however, limit a Party’s liability for fraud or willful misconduct.

If this Agreement is, as a result of a Competing Offer or a Competing Proposal, terminated by the Company on the basis of Section 6.2(a) or by the Offeror on the basis of Section 6.3(a), the Company shall pay to the Offeror a termination fee of USD $4,500,000 as compensation for the Offeror’s reasonable costs for the evaluation, negotiation and preparation of the Tender Offer. Such termination fee shall be paid by the Company upon termination of this Agreement in immediately available funds to a bank account identified by the Offeror.

If this Agreement is terminated by the Company on the basis of Section 6.2 as a result of a Competing Offer, and the Offeror nevertheless confirms its intention to enhance the Tender Offer in writing, the Company shall allow the Offeror the possibility to conduct further due diligence on terms equal to those applied with respect to the third party offeror making said Competing Offer, provided that the Company shall not be required to allow the Offeror to conduct further diligence if the Company has entered into a definitive agreement providing for a Competing Offer, provided, further that the Offeror shall be treated (i) on the same terms as any other third party in connection with making unsolicited offers under such other definitive agreement (including with respect to diligence and information access) and (ii) in accordance with the principles set forth in the Helsinki Takeover Code.

Notwithstanding the termination of this Agreement, the following Sections shall survive: 5.6, 6.4 and 7 and, in the event the Tender Offer is completed, also the following Sections shall survive: 2.5, 5.7, 5.8 and 5.9.

7.	Miscellaneous

7.1	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), sent by e-mail (notice deemed given upon receipt), sent by an internationally recognized courier service (notice deemed given upon receipt of proof of delivery) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses:

If to the Company:	Biotie Therapies Corp.
attention:	David Cook, Chief Financial Officer
address:	Joukahaisenkatu 6, FI-20520d, Turku, Finland
e-mail:	David.Cook@biotie.com

With a copy to:	Davis Polk & Wardwell LLP
attention:	Michael Davis
Sophia Hudson
address:	450 Lexington Avenue, New York, NY 10017
e-mail:	michael.davis@davispolk.com
sophia.hudson@davispolk.com

With a copy to:	Hannes Snellman Attorneys Ltd.
attention:	Mikko Heinonen
Klaus Ilmonen
address:	Eteläesplanadi 20, 00130 Helsinki, Finland
e-mail:	mikko.heinonen@hannessnellman.com
klaus.ilmonen@hannessnellman.com

If to the Offeror:	Acorda Therapeutics, Inc.
attention:	Jane Wasman
address:	420 Saw Mill River Road, Ardsley, NY 10502
e-mail:	jwasman@acorda.com

With a copy to:	Kirkland & Ellis LLP
attention:	Daniel Wolf, P.C.
Joshua Zachariah
address:	601 Lexington Avenue, New York, NY 10022
e-mail:	daniel.wolf@kirkland.com
joshua.zachariah@kirkland.com

And a copy to:	Roschier
attention:	Paula Linna
Antti Ihamuotila
address:	Keskuskatu 7 A, FI-00100 Helsinki, Finland
e-mail:	Paula.Linna@roschier.com
Antti.Ihamuotila@roschier.com

or at such other address as the respective Party may hereafter specify in writing to the other Party.

7.2	Expenses

Subject to Section 6.4, all expenses incurred in connection with this Agreement and the transactions contemplated hereunder (including without limitation the due diligence review) shall be paid by the Party incurring such expenses whether or not the Tender Offer or any other transactions contemplated herein are consummated.

The Company confirms that its expenses for external advisors in connection with the transactions contemplated under this Agreement are not expected to exceed $8,000,000.

7.3	Schedules incorporated

Each schedule to which reference is made herein and which is attached hereto shall be incorporated in this Agreement by such reference.

7.4	Headings

The headings of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

7.5	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assignees.

Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns and the Indemnified Persons (with respect to Section 5.8) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Notwithstanding the foregoing, the Offeror may transfer all its rights and obligations under this Agreement to a wholly-owned direct or indirect subsidiary to be used as an acquisition vehicle in the Tender Offer (the “BidCo”), provided that the Offeror shall upon such transfer automatically be deemed to guarantee, as for its own debt (fi. omavelkainen takaus), the performance of BidCo’s obligations in relation to the Tender Offer and to the Company under this Agreement. In case of such a transfer, the BidCo shall replace the Offeror as a Party to this Agreement and be entitled to enforce the terms of this Agreement.

7.6	No waiver

Failure by any Party at any time or times to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by any Party of any breach of any provision of this Agreement must be in writing and shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

7.7	Governing law and jurisdiction

This Agreement shall be governed by and construed in accordance with the substantive laws of Finland, excluding its conflicts of laws provisions.

Subject to Section 7.8, all disputes arising out of or relating to the present contract shall be finally settled by final, binding arbitration conducted under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”).

The arbitral tribunal shall be comprised of three arbitrators to be appointed as follows: each party shall nominate one person to act as arbitrator in accordance with Article 12(4) of the ICC Rules and the two selected shall nominate a third arbitrator within 10 days of the confirmation of their appointment. If the arbitrators nominated by the parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the International Court of Arbitration of the ICC.

Either party may apply to the arbitral tribunal for injunctive relief until the arbitral award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this agreement, seek from any competent judicial authority any interim or provisional relief that is necessary to protect the rights or property of that party, at any stage pending final determination of the dispute by the arbitral tribunal.

Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. The party to whom the request is directed must respond in writing within 20 days after receipt of the requests. Objections, if any, must state with specificity the grounds for objecting to the request. Any dispute regarding document production, or the relevance or scope thereof, shall be determined by the arbitral tribunal, which determination shall be conclusive. All document production shall be completed within 90 days following the appointment of the arbitral tribunal.

Each party shall be entitled to examine the other party’s witnesses by way of deposition. Depositions shall be limited to a maximum of five per party and shall be held within 30 days of the making of a written request. Additional depositions may be scheduled only with the permission of the arbitral tribunal and for good cause shown. Each deposition shall be limited to a maximum of one day’s duration. All objections are reserved for determination by the arbitral tribunal.

The arbitration shall be conducted in English in London, United Kingdom, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

7.8	Specific Performance

The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, notwithstanding anything in this Agreement to the contrary, each Party may apply to a court of competent jurisdiction for a precautionary measure, temporary procedural remedy, temporary restraining order or preliminary injunction where necessary to protect its interests and shall be entitled to such relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement pending the commencement or completion of any arbitration proceedings pursuant to Section 7.7.

7.9	Amendments

This Agreement may not be amended except by an instrument in writing signed by both Parties hereto.

7.10	Entire agreement

Without prejudice to the Confidentiality Agreement, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

7.11	Severability

If any term of this Agreement is invalid or unenforceable, such term shall be reformed or deleted, as the case may be, but only to the extent necessary. The remaining terms shall remain in full force and effect.

7.12	Confidentiality

Except as required by applicable law regulations or other Applicable Law, including applicable stock exchange regulations, the Parties undertake, during the term of this Agreement and after the termination thereof for any reason whatsoever, not to disclose the content, in any manner whatsoever, of this Agreement to any third parties (other than their advisors) without the prior written consent of the other Party. Each Party acknowledges, however, that this Agreement shall be made public in connection with the filing of the Schedule TO with the SEC and in the Finnish tender offer document.

7.13	Counterparts

This Agreement has been executed in two (2) identical counterparts, one (1) for each Party.

In witness whereof, the Parties hereto have duly executed this Agreement as of the day and year first above written.

Acorda Therapeutics, Inc.	Biotie Therapies Corp.

/s/ Ron Cohen	/s/ Timo Veromaa
Name: Ron Cohen	Name: Timo Veromaa
Title: Chief Executive Officer	Title: Chief Executive Officer

SCHEDULE REFERENCE

Schedule 2.1

MAIN TERMS AND CONDITIONS OF THE TENDER OFFER

Object of the Tender Offer

Through the Tender Offer, the Offeror offers to acquire all of the ADSs, Outstanding Shares and Outstanding Equity Instruments in the Company on the terms and subject to the conditions set forth below.

Offer Price

The offer price for each Outstanding Share validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 0.2946 in cash (the “Share Offer Price”).

The offer price for each outstanding ADS validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 23.5680 in cash (the “ADS Offer Price”), payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date.

The offer prices for Outstanding Equity Instruments validly tendered in accordance with the terms and conditions of the Tender Offer are as follows:

The specific prices for each of the stock options, share units and warrants are as follows:

Outstanding Equity Instrument	Price offered in the Tender Offer (EUR in cash)
2011 Option Rights
2011C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014 Option Rights
2014A (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014B (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014D (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014M (subscription price EUR 0.01 per share)	0.2846 for each stock option
2016 Option Rights
Stock option 2016 (subscription price EUR 0.162 per share)	0.1326 for each stock option
2011 Share Rights
2011 Share right	0.2946 for each share right
2014 Share Rights
2014A (subscription price USD 0.01 per share)	0.2854 for each share right
2014B (subscription price USD 0.01 per share)	0.2854 for each share right
2014C (subscription price USD 0.01 per share)	0.2854 for each share right
2014D (subscription price USD 0.01 per share)	0.2854 for each share right
2014M (subscription price USD 0.01 per share)	0.2854 for each share right
Swiss Option Rights
Swiss option (subscription price CHF 0.10 per share)	0.2032 for each stock option
Swiss option (subscription price CHF 0.21 per share)	0.1026 for each stock option
Swiss option (subscription price CHF 0.28 per share)	0.0386 for each stock option
Swiss option (subscription price CHF 0.31 per share)	0.0112 for each stock option
Swiss option (subscription price CHF 0.35 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.38 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.45 per share)	0.0100 for each stock option
Warrants
Warrants (subscription price EUR 0.17 per share)	0.1664 for each warrant

2 (6)

The offer price payable to holders of the 2016 Option Rights and the 2011 and 2014 Share Rights shall, at the option of the holder, be payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the Closing Date.

Offer Period

The Offer Period1 commences on [ ] [ ] 2016 at 9:30 a.m. (Finnish time) / 2:30 a.m. (New York City time) and expires on [ ] [ ] 2016 at 4:00 p.m. (Finnish time) / 9.00 a.m. (New York City time), unless the Offer Period is extended as set forth below.

Subject to the following paragraph, if at the scheduled expiration time of the Tender Offer any of the Conditions to Completion (as defined below) are not satisfied, the Offeror will extend the Offer Period for additional periods not exceeding two (2) weeks each in accordance with these terms and conditions and, in each case, subject to compliance with applicable Finnish and United States legal requirements. The Offeror will give notice of the possible extension of the Offer Period by a stock exchange release at or before 4:00 p.m. (Finnish time) / 9.00 a.m. (New York City time) on [ ] [ ] 2016.2 The Offeror will give notice of any further extension of the Offer Period, in each case, at the latest on the first Finnish banking day following the expiry of the extended Offer Period at or before 4:00 p.m. (Finnish time) / 9.00 a.m. (New York City time).

If the Offeror extends the Offer Period, the Offer Period will expire on the date and at the time to which the Offeror extends the Offer Period. The maximum duration of the Offer Period (including any extended Offer Period) is ten (10) weeks as required under Finnish law. However, if any of the Conditions to Completion (as defined below) has not been fulfilled due to a particular obstacle, the Offeror may extend the Offer Period beyond ten (10) weeks until such obstacle has been removed and until all Conditions to Completion have been satisfied. In no event shall the Offeror extend the Tender Offer beyond 19 June 2016.

The Offeror also reserves the right to extend the Offer Period for an additional two (2) week period in connection with the announcement of the final result of the Tender Offer if the Tender Offer shall have been announced to be unconditional at that time (such extended Offer Period shall be referred to as the “Subsequent Offer Period”). In the event of such Subsequent Offer Period, the Subsequent Offer Period will expire on the date and at the time determined by the Offeror in the final result announcement. Any Subsequent Offer Period may extend beyond ten (10) weeks (and, in the Offeror’s discretion, beyond 19 June 2016).

Conditions to Completion of the Tender Offer

The obligation of the Offeror to accept for payment the validly tendered and not withdrawn Outstanding Shares, ADSs and Outstanding Equity Instruments and to complete the Tender Offer shall be subject to the fulfillment or, to the extent permitted by applicable law, waiver by the Offeror of the following conditions on or prior to the date of the Offeror’s announcement of the final result of the Tender Offer (“Conditions to Completion”):

1 Note to draft: Offer Period of at least 20 US business days in accordance with Rule 14d-1(g)(3).

2 Note to draft: This date will be the first Finnish banking date following the expiry of the initial Offer Period, release to be issued before 9 am New York time.

3 (6)

(a)

the valid tender of outstanding shares (including outstanding shares represented by validly tendered ADSs and validly tendered warrants) representing, together with any outstanding shares (including outstanding shares represented by ADSs and warrants) otherwise acquired by the Offeror, more than ninety percent (90%) of the issued and outstanding shares and voting rights of the Company, calculated on a fully diluted basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (as used in this paragraph, “fully diluted basis” means an equation in which the numerator represents the aggregate number of outstanding shares (including outstanding shares represented by ADSs) and warrants that have been validly tendered or otherwise acquired by the Offeror and the denominator represents the aggregate number of all outstanding shares (including outstanding shares represented by ADSs) and warrants, as well as shares issuable upon the vesting and exercise of those outstanding equity instruments (other than warrants) that have not been validly tendered into the Tender Offer or otherwise acquired by the Offeror);

(b)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act;

(c)	no material adverse effect (as defined below) having occurred in the Company after 19 January 2016;

(d)	the Offeror not, after 19 January 2016, having received information previously undisclosed to it that describes a material adverse effect to the Company that occurred prior to 19 January 2016;

(e)

no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of Nasdaq Helsinki and Nasdaq US, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse effect to the Company;

(f)

no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Tender Offer;

(g)

the Board of Directors of the Company having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(h)

the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give the Offeror the right to terminate the Combination Agreement in response to a breach of the agreement by Birch.

4 (6)

“Material Adverse Effect” means

(A)	any divestment or reorganization of any material part or asset of the Company or its subsidiaries or any recapitalization thereof; or

(B)

any event, condition, circumstance, development, occurrence, change, effect or fact (any such item an “Effect”) that individually or in the aggregate, has, results in or would reasonably be expected to have or result in a material adverse effect on the (i) business, assets, condition (financial or otherwise) or results of operations, of the Company and its subsidiaries, taken as a whole, excluding any Effect resulting from (A) changes in the financial or securities markets, or economic, political or regulatory conditions generally, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (B) changes in IFRS or changes in the regulatory accounting requirements applicable to any industry in which the Company and its subsidiaries operate, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its subsidiaries operate, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (D) acts of war, sabotage or terrorism or natural disasters, except to the extent such change has a disproportionate effect on the Company relative to other industry participants, (E) the announcement or pendency of the transactions contemplated by, or the performance of obligations under, the Combination Agreement, including but not limited to any loss of or change in relationships between the Company or any of its subsidiaries and any customer, supplier, distributor, business partner, employee, similar party, Governmental Authority or any other Persons and any shareholder or derivative litigation relating to the execution and performance of the Combination Agreement or the announcement or the anticipated consummation of the transactions contemplated thereby (it being understood that this clause (E) shall not apply with respect to a representation or warranty contained in the Combination Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Combination Agreement or the consummation, announcement or pendency of the transactions contemplated by, or the performance of obligations under, the Combination Agreement), (F) any failure by the Company and its subsidiaries to meet any internal, published or third-party budgets, projections, forecasts or predictions of financial performance for any period (provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect), (G) any action taken (or omitted to be taken) at the express request of the Offeror, (H) any action taken by the Company or any of its subsidiaries that is required or expressly contemplated by the Combination Agreement, (I) the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners or the increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any products or product candidates of the Company or any of its competitors (but not, in each case, the underlying cause of such results, side effects, adverse events or safety observations to the extent such cause related to any Specified Event) (and, it being understood that this clause (I) shall not apply with respect to a representation or warranty contained in the Combination Agreement to the extent that both (A) the purpose of such representation or warranty is to address the conduct of pre-clinical or clinical testing sponsored by the Company or any of its collaboration partners or any products or product candidates of the Company and (B) as of the Signing Date, to the Knowledge of the Company, the Effect that would otherwise be

5 (6)

excluded by this clause (I) has occurred), (J) the effect of the continued incurrence by the Company of net losses (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in or contributed to a Material Adverse Effect), or (K) a change in the price and/or trading volume of the Shares or ADSs on the Nasdaq Helsinki, the Nasdaq US or any other exchange or market on which they trade or are quoted for purchase and sale (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in or contributed to a Material Adverse Effect), or (ii) ability of the Company to consummate the transactions contemplated hereby.

“Specified Event” means the Company, FDA (U.S. Food and Drug Administration), EMA (European Medicines Agency) or any IRB or DSMB terminates or suspends, or recommends that the sponsor terminates or suspends, a tozadenant clinical trial for safety reasons.

The Offeror reserves the right to waive, to the extent permitted by applicable law, any of the Conditions to Completion that have not been satisfied.

The Offeror can only invoke a condition set forth in the Conditions to Completion to cause the withdrawal of the Tender Offer if the nonfulfillment of the condition has a material impact on the Offeror from the perspective of the anticipated acquisition as referred to in the FIN-FSA’s recommendations and guidelines 9/2013 (Takeover bid and the obligation to launch a bid).

The Offeror will announce the fulfilment of the Conditions to Completion or the decision to waive any of the Conditions to Completion that have not been satisfied by a stock exchange release.

Withdrawal Rights

In accordance with Chapter 11, Section 16, Subsection 1 of the Finnish Securities Market Act and Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, and Rule 14d-7 thereunder (except to the extent of any SEC relief granted), the Outstanding Shares, ADSs and Outstanding Equity Instruments validly tendered in accordance with the terms and conditions of the Tender Offer may be withdrawn at any time during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, until the Offeror has announced that all the Conditions to Completion have been satisfied or waived by the Offeror, thereby declaring the Tender Offer unconditional, provided, however, the Offeror shall grant withdrawal rights after the Tender Offer has been declared unconditional to the extent permitted, or required, by Applicable Law. After the Offer Period (as it may be extended), the Outstanding Shares, ADSs and Outstanding Equity Instruments already tendered may no longer be withdrawn except as required by Applicable Law.

In the event of a Subsequent Offer Period, the acceptance of the Tender Offer shall be binding and cannot be withdrawn, unless otherwise provided under mandatory Finnish and/or United States law.

6 (6)

Announcement of the Result of the Tender Offer

The Offeror will announce the preliminary result of the Tender Offer on or about the first (1st) Finnish banking day following the expiry of the Offer Period or, if applicable, the extended Offer Period. The Offeror will announce the final result of the Tender Offer on or about the [third (3rd)] Finnish banking day following the expiry of the Offer Period or, if applicable, the extended Offer Period. The final result announcement will confirm (i) the percentage of the Outstanding Shares, ADSs and Outstanding Equity Instruments that have been validly tendered and not properly withdrawn and (ii) whether the Tender Offer will be completed.

The Offeror will announce the initial percentage of the Outstanding Shares, ADSs and Outstanding Equity Instruments validly tendered during a possible Subsequent Offer Period on or about the first (1st) Finnish banking day following the expiry of the Subsequent Offer Period and the final percentage on or about the [third (3rd)] Finnish banking day following the expiry of the Subsequent Offer Period.

Transfer of Ownership

Title to the Outstanding Shares validly tendered in the Tender Offer will pass to the Offeror on the Closing Date against the payment of the Share Offer Price by the Offeror to the tendering shareholder. In the event of a Subsequent Offer Period, title to the Outstanding Shares validly tendered in the Tender Offer during the Subsequent Offer Period will pass to the Offeror against the payment of the Share Offer Price by the Offeror to the tendering shareholder as promptly as reasonably practicable following their tender.

Title to the outstanding ADSs validly tendered in the Tender Offer will pass to the Offeror on the Closing Date against the payment of the ADS Offer Price by the Offeror to the tendering ADS holder. In the event of a Subsequent Offer Period, title to the outstanding ADSs validly tendered in the Tender Offer during the Subsequent Offer Period will pass to the Offeror against the payment of the ADS Offer Price by the Offeror to the tendering ADS holder as promptly as reasonably practicable following their tender.

Title to Outstanding Equity Instruments validly tendered in the Tender Offer will pass to the Offeror on the Closing Date against the payment of the offer price for the relevant Outstanding Equity Instrument by the Offeror to the tendering holder such Outstanding Equity Instrument. In the event of a Subsequent Offer Period, title to Outstanding Equity Instruments validly tendered in the Tender Offer during the Subsequent Offer Period will pass to the Offeror against the payment of the offer price for the relevant Outstanding Equity Instrument by the Offeror to the tendering holder of such Outstanding Equity Instrument as promptly as reasonably practicable following their tender.

Schedule 5.6

ACORDA PRESS RELEASE 19 January 2016 at 9:45 a.m. (EET)

ACORDA ANNOUNCES A RECOMMENDED CASH TENDER OFFER FOR ALL SHARES, ADSs AND OTHER EQUITY INSTRUMENTS IN BIOTIE

Acorda Therapeutics, Inc. (“Acorda”) and Biotie Therapies Corp. (“Biotie” or the “Company”) have today entered into a combination agreement (“Combination Agreement”) whereby Acorda, either directly or through a wholly-owned subsidiary (jointly the “Offeror”), will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (“ADSs”), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”).

The price offered for each share validly tendered into the Tender Offer will be EUR 0.2946 in cash, representing a premium of approximately 95 per cent compared to the closing price of the Biotie shares on Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”) on 18 January 2016, the last trading day on Nasdaq Helsinki preceding this announcement. This represents a premium of approximately 84 per cent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki and approximately 56 per cent compared to the 6 month volume-weighted average trading price on Nasdaq Helsinki.

The price offered for each ADS will be EUR 23.5680 in cash, payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the closing date of the Tender Offer. As of January 18, 2016, this would be equivalent to 25.60 USD per ADS in cash, based on the average exchange rate from the last 5 trading days to January 15 of 1.0864 USD to 1.00 EUR, representing a premium of approximately 94 per cent compared to the closing price of the Biotie ADSs on the Nasdaq Stock Market LLC (“Nasdaq US”) on 15 January 2016, the last trading day on the Nasdaq US preceding this announcement. Acorda will also offer to acquire all of the outstanding option rights, share units and warrants issued by Biotie.

The Board of Directors of Biotie recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The Board’s decision has been unanimous. The Board of Directors of Biotie will issue its complete statement regarding the Tender Offer in accordance with the Finnish Securities Market Act before the commencement of the Tender Offer. In connection with the Tender Offer, the Board of Directors of Biotie has received an opinion from Biotie’s financial advisor.

Certain factors considered by the Board of Directors of Biotie when giving its recommendation include (i) the costs required to gain approval and to subsequently launch the products, which could require an additional dilutive financing, (ii) the various strategic alternatives available to the Company, taking into account discussions with other possible counterparties; (iii) the risks of a successful launch of the products for the Company to be able to realize the full economic value of the products and (iv) the fact that the offer is a cash offer and not subject to a financing condition.

Certain Biotie shareholders and ADS holders representing in total approximately 59 per cent of the outstanding shares and votes in Biotie on a fully diluted basis have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer, including all the holders of Biotie warrants and members of the management team of Biotie.

Board Member Mr. Don M Bailey, Vivo Capital, whose venture partner is Board Member Mr. Mahendra G. Shah, and Versant Euro Ventures, whose partner is Board Member Mr. Guido Magni, representing in total approximately 27 per cent of the outstanding shares and votes in Biotie on a fully diluted basis (which is included in the 59 per cent mentioned in the paragraph above), have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer. Mr. Bailey, Vivo Capital and Versant Euro Ventures have made the commitment in question after Biotie’s Board of Directors approved the entry into the Combination Agreement. Board Members Mr. Bailey, Mr. Shah and Mr. Magni shall not participate in the giving of the Board of Directors’ statement regarding the Tender Offer.

“Our acquisition of Biotie positions Acorda as a leader in Parkinson’s disease therapeutic development, with three clinical-stage compounds that have the potential to improve the lives of people with Parkinson’s. Tozadenant, Biotie’s most advanced clinical program, is a promising therapy being developed to reduce daily OFF time,” said Ron Cohen, M.D., Acorda’s President and CEO. “Adenosine A2a receptor antagonists may be the first new class of drugs approved for the treatment of Parkinson’s in the U.S. in over 20 years. Approximately 350,000 people with Parkinson’s in the U.S. experience OFF periods, and if approved, tozadenant could provide a much needed treatment option.”

Dr. Cohen added, “Tozadenant is a compelling opportunity with potential market exclusivity to 2030. The Phase 2 data were highly statistically significant and clinically meaningful. We are targeting an NDA filing by the end of 2018.”

Mr. William M. Burns, Chairman of the Board of Biotie commented “We have carefully assessed the terms and conditions of the Offer and believe that it is an attractive offer to shareholders that recognizes the strategic value of Biotie.”

Mr. Burns continued, “With the shared mission to improve the lives of patients with neurological diseases, this transaction will allow Acorda and Biotie to bring together their expertise and resources in order to fully maximize the potential of tozadenant, an A2a receptor antagonist in Phase 3 for Parkinson’s disease, and SYN120, a dual 5-HT6/5-HT2A receptor antagonist in Phase 2 for cognitive and psychotic disorders, and to bring new medicines to patients. We are excited about this offer for our shareholders, the Biotie team and for patients.”

BACKGROUND AND REASONS FOR THE TENDER OFFER

Acorda is a biotechnology company focused on developing therapies that improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Through the acquisition, Acorda will obtain worldwide rights to tozadenant, an oral adenosine A2a receptor antagonist currently in Phase 3 development in Parkinson’s disease (PD). In clinical trials, tozadenant reduced average daily OFF time as an adjunct to treatment regimens including levodopa.

Further expanding its Parkinson’s pipeline, Acorda will also obtain global rights to SYN-120, an oral, 5-HT6/5-HT2A dual receptor antagonist in Phase 2 development for Parkinson’s-related dementia, with support from the Michael J. Fox Foundation.

The acquisition also includes two other assets: BTT1023, a fully human monoclonal antibody in Phase 2 development for primary sclerosing cholangitis (PSC), a chronic liver disease; and Selincro, a European Medicines Agency (EMA)-approved therapy for reduction of alcohol consumption marketed by H. Lundbeck A/S in multiple European countries and for which the Company receives royalties.

THE TERMS AND CONDITIONS OF THE TENDER OFFER

The price offered for each share validly tendered into the Tender Offer will be EUR 0.2946 per share in cash.

The price offered for each ADS will be EUR 23.5680 in cash, payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the closing date of the Tender Offer.

The price offered for each stock option or share unit issued by Biotie pursuant to its option and equity incentive plans and convertible into Biotie shares will be the greater of (i) EUR 0.2946 minus the applicable subscription price and (ii) EUR 0.01 in cash. The price offered for each warrant will be EUR 0.1664 in cash.

The specific prices for each of the stock options, share units and warrants have been set out in Annex A of this release.

The completion of the Tender Offer will be subject to the following conditions:

(a)	the valid tender of outstanding shares (including outstanding shares represented by validly tendered ADSs and validly tendered warrants) representing, together with any outstanding shares (including outstanding shares represented by ADSs and warrants) otherwise acquired by the Offeror, more than ninety percent (90%) of the issued and outstanding shares and voting rights of the Company, calculated on a Fully Diluted Basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (21.7.2006/624); as used in this paragraph “Fully Diluted Basis” means an equation in which the numerator represents the aggregate number of outstanding shares (including outstanding shares represented by ADSs) and warrants that have been validly tendered or otherwise acquired by the Offeror and the denominator represents the aggregate number of all outstanding shares (including outstanding shares represented by ADSs) and warrants, as well as shares issuable upon the vesting and exercise of those outstanding equity instruments (other than warrants) that have not been validly tendered into the Tender Offer or otherwise acquired by the Offeror;

(b)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act;

(c)	no material adverse effect (as defined in the Combination Agreement) having occurred in Biotie after 19 January 2016;

(d)	the Offeror not, after 19 January 2016, having received information previously undisclosed to it that describes a material adverse effect to the Company that occurred prior to 19 January 2016;

(e)	no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of Nasdaq Helsinki and Nasdaq US, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse effect to the Company;

(f)	no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Tender Offer;

(g)	the Board of Directors of the Company having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(h)	the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give the Offeror the right to terminate the Combination Agreement in response to a breach of the agreement by the Company.

The Offeror reserves the right to complete the Tender Offer even if the conditions to completion of the Tender Offer have not been fulfilled.

The Tender Offer will commence after the Offeror has obtained certain regulatory relief from the US Securities and Exchange Commission, which is expected to be obtained no later than the end of February 2016, and initially run for twenty (20) banking days. The Offeror reserves the right to extend and is obligated to extend the acceptance period from time to time in accordance with the terms and conditions of the Tender Offer.

The Offeror will make the filings required under the Hart-Scott-Rodino Act, which requires the Offeror to delay the completion of the Tender Offer until the applicable waiting period pursuant to the Hart-Scott-Rodino Act has expired or been terminated. The initial waiting period under the Hart-Scott-Rodino Act is thirty days, unless it is earlier terminated or extended by a request for additional information. The Offeror currently does not believe that the completion of the Tender Offer would require regulatory approvals from competition authorities outside the United States.

The Tender Offer will be financed through cash on Acorda’s balance sheet and the gross proceeds of a private placement to a banking institution of approximately USD 75 million of Acorda’s common stock that was executed concurrently with the execution of the Combination Agreement and that is expected to close by 26 January 2016. The Tender Offer is not conditional upon obtaining any external financing for the Tender Offer.

The detailed terms and conditions of the Tender Offer and information on how to accept the Tender Offer will be included in the tender offer documents that will be published by the Offeror before the commencement of the acceptance period in Finland and in the United States.

Acorda and Biotie have undertaken to follow the Helsinki Takeover Code issued by the Finnish Securities Market Association as referred to in the Finnish Securities Market Act and will comply with the US Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, subject to any relief from the US Securities and Exchange Commission.

On the date of this release, Biotie’s share capital amounts to EUR 279,218,058.55 and the number of shares issued to 1,089,608,083. The Offeror does not currently hold any shares, ADSs, option rights, share units or warrants in Biotie.

COMBINATION AGREEMENT

The Combination Agreement sets forth the principal terms under which the Offeror will make the Tender Offer.

Under the Combination Agreement, the Board of Directors of Biotie has undertaken, in the event of a competing offer, not to cancel or change its recommendation for the Tender Offer, unless

i.	it determines in good faith, after taking advice from external legal counsel and financial advisor that the competing offer is superior to the Offeror’s offer and that therefore it would no longer be in the best interest of the shareholders, ADS holders and holders of stock options, share units and warrants of Biotie to accept the Tender Offer and that failure to cancel or change the Board of Directors’ recommendation for the Tender Offer would be inconsistent with the Board of Directors’ fiduciary duties towards Biotie’s shareholders and holders of other equity instruments under Finnish laws; and

ii.	prior to and as a precondition for cancelling or changing its recommendation, the Board of Directors has complied with certain agreed procedures allowing Acorda to assess the competing offer and to enhance the Tender Offer.

Should Acorda enhance the Tender Offer so as to be at least equally favourable to Biotie’s shareholders as the competing offer, the Board of Directors has undertaken to confirm and uphold the recommendation for the Tender Offer, as enhanced.

Biotie has also agreed not to, directly or through its representatives, solicit or encourage any competing offers or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such competing proposals, unless the Board of Directors has determined that, with respect to an unsolicited competing proposal, failure to take such measures would be inconsistent with the Board of Directors’ fiduciary duties. Biotie has agreed to inform Acorda of any competing proposals and to provide Acorda an opportunity to negotiate with the Board of Directors of Biotie on matters arising from such competing proposals.

The Combination Agreement further includes certain representations, warranties and undertakings by both parties customary in transactions of a similar nature, such as conduct of business by Biotie in the ordinary course of business before the completion of the Tender Offer and cooperation by the parties in necessary regulatory filings and in completing the Tender Offer in the most expeditious manner practicable.

Biotie has further undertaken to compensate Acorda for its reasonable transaction costs in the amount of USD 4,500,000 in the event the Combination Agreement is terminated in connection with the Board of Directors of Biotie withdrawing or changing its recommendation for the Tender Offer.

Acorda’s intention is to cause the shares of Biotie to be delisted from Nasdaq Helsinki and the ADSs to be delisted from Nasdaq US as soon as permitted and reasonably practicable under applicable laws and regulations.

The foregoing summary is not complete and is qualified by reference to the full text of the Combination Agreement.

EFFECT ON BIOTIE’S CURRENT ORGANIZATION

Biotie is headquartered in Turku, Finland, with a subsidiary based in South San Francisco, California. Following the close of the acquisition, Acorda plans to maintain the operations of the South San Francisco in full, including the staff at that site. The future of Biotie’s location in Turku will be considered separately later on. With this addition, Acorda will have operations in three major U.S. biotechnology centers: New York, Boston and San Francisco.

ADVISORS

Lazard, MTS Health Partners, L.P. and J.P. Morgan Securities LLC served as financial advisors, and Kirkland & Ellis, Roschier Attorneys Ltd., Covington & Burling LLP and Jones Day LLP served as legal advisors to Acorda in connection with the Tender Offer.

Guggenheim Securities served as Biotie Therapies’ financial advisors, and Davis Polk & Wardwell LLP and Hannes Snellman Attorneys Ltd. served as Biotie’s legal advisors.

ACORDA THERAPEUTICS, INC.

Board of Directors

FURTHER INFORMATION

For further information, please contact:

Acorda

Jeff Macdonald, Senior Director, Corporate Communications

Tel. + 1 914 326 5232, e-mail: jmacdonald@acorda.com

Felicia Vonella, Investor relations

Tel. + 1 914 326 5146, e-mail: fvonella@acorda.com

Biotie

Timo Veromaa, President and Chief Executive Officer

Tel. +358 2 274 8900, e-mail: timo.veromaa@biotie.com

David Cook, Chief Financial Officer

Tel. +358 2 274 8900, e-mail: david.cook@biotie.com

Virve Nurmi, Investor Relations Manager

Tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

The Trout Group LLC

Lauren Williams, Managing Director

Tel: +44 203 780 4972, e-mail: lwilliams@troutgroup.com

Jennifer Porcelli, Vice President

Tel: +1 646 378 2962, e-mail: jporcelli@troutgroup.com

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including multiple sclerosis, Parkinson’s disease, post-stroke walking deficits, epilepsy and migraine. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

INFORMATION REGARDING BIOTIE

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being marketed across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

ANNEX A

The specific prices for each of the stock options, share units and warrants are as follows:

Outstanding Equity Instrument	Price offered in the Tender Offer (EUR in cash)
2011 Option Rights
2011C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014 Option Rights
2014A (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014B (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014D (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014M (subscription price EUR 0.01 per share)	0.2846 for each stock option
2016 Option Rights
Stock option 2016 (subscription price EUR 0.162 per share)	0.1326 for each stock option
2011 Share Rights
2011 Share right	0.2946 for each share right
2014 Share Rights
2014A (subscription price USD 0.01 per share)	0.2854 for each share right
2014B (subscription price USD 0.01 per share)	0.2854 for each share right
2014C (subscription price USD 0.01 per share)	0.2854 for each share right
2014D (subscription price USD 0.01 per share)	0.2854 for each share right
2014M (subscription price USD 0.01 per share)	0.2854 for each share right
Swiss Option Rights
Swiss option (subscription price CHF 0.10 per share)	0.2032 for each stock option
Swiss option (subscription price CHF 0.21 per share)	0.1026 for each stock option
Swiss option (subscription price CHF 0.28 per share)	0.0386 for each stock option
Swiss option (subscription price CHF 0.31 per share)	0.0112 for each stock option
Swiss option (subscription price CHF 0.35 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.38 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.45 per share)	0.0100 for each stock option
Warrants
Warrants (subscription price EUR 0.17 per share)	0.1664 for each warrant

DISCLAIMER

This press release includes forward-looking statements. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the ability to complete the Biotie transaction on a timely basis or at all; the ability to realize the benefits anticipated to be realized by the Biotie transaction and the Civitas transaction; the ability to successfully integrate Biotie’s operations and Civitas’ operations, respectively, into our operations; we may need to raise additional funds to finance our expanded operations and may not be able to do so on acceptable terms; our ability to successfully market and sell Ampyra in the U.S.; third party payers (including governmental agencies) may not reimburse for the use of Ampyra or our other products at acceptable rates or at all and may impose restrictive prior authorization requirements that limit or block prescriptions; the risk of unfavorable results from future studies of Ampyra or from our other research and development programs, including CVT-301, Plumiaz, or any other acquired or in-licensed programs; we may not be able to complete development of, obtain regulatory approval for, or successfully market CVT-301, Plumiaz, or any other products under development; the occurrence of adverse safety events with our products; delays in obtaining or failure to obtain regulatory approval of or to successfully market Fampyra outside of the U.S. and our dependence on our collaboration partner Biogen in connection therewith; competition; failure to protect our intellectual property, to defend against the intellectual property claims of others or to obtain third party intellectual property licenses needed for the commercialization of our products; and failure to comply with regulatory requirements could result in adverse action by regulatory agencies. In addition, the compounds being acquired from Biotie are subject to all the risks inherent in the drug development process, and there can be no assurance that these compounds will receive regulatory approval or be commercially successful. These and other risks are described in greater detail in our filings with the Securities and Exchange Commission. We may not actually achieve the goals or plans described in our forward-looking statements, and investors should not place undue reliance on these statements. Forward-looking statements made in this release are made only as of the date hereof, and we disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this release.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, we will file, or will cause a new wholly owned subsidiary to file, with the SEC a tender offer statement on Schedule TO. Investors and holders of Biotie Equity Interests are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Biotie with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov upon the commencement of the tender offer. In addition, a copy of the offer to purchase, letter of transmittal and other related tender offer documents (once they become available) may be obtained free of charge by directing a request to us at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS RELEASE AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

This announcement is for information only and does not constitute a tender offer document or an offer, solicitation of an offer or an invitation to a sales offer. Potential investors in Finland shall accept the tender offer only on the basis of the information provided in a tender offer document approved by the Finnish Financial Supervisory Authority and related materials.